     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 21, 1998


                                                      REGISTRATION NO. 333-46941
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                      ------------------------------------

                     CHARLES RIVER ASSOCIATES INCORPORATED
             (Exact name of registrant as specified in its charter)

         MASSACHUSETTS                          8748                            04-2372210
(State or other jurisdiction of     (Primary Standard Industrial      (I.R.S. Employer Identification
 incorporation or organization)      Classification Code Number)                   No.)

                              200 CLARENDON STREET
                          BOSTON, MASSACHUSETTS 02116
                                 (617) 425-3000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      ------------------------------------

                                JAMES C. BURROWS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     CHARLES RIVER ASSOCIATES INCORPORATED
                              200 CLARENDON STREET
                          BOSTON, MASSACHUSETTS 02116
                                 (617) 425-3000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                      ------------------------------------

                                   Copies to:

             PETER M. ROSENBLUM, ESQ.                            PATRICK J. RONDEAU, ESQ.
               WILLIAM R. KOLB, ESQ.                                 HALE AND DORR LLP
              FOLEY, HOAG & ELIOT LLP                                 60 STATE STREET
              ONE POST OFFICE SQUARE                            BOSTON, MASSACHUSETTS 02109
            BOSTON, MASSACHUSETTS 02109                               (617) 526-6000
                  (617) 832-1000

                       ------------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED APRIL 21, 1998


                                2,188,000 SHARES

[LOGO]                     CHARLES RIVER ASSOCIATES INCORPORATED

                                  COMMON STOCK

     Of the 2,188,000 shares of Common Stock offered hereby (the "Offering"), 1,562,500 shares are being sold by Charles River Associates Incorporated ("CRA" or the "Company") and 625,500 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

     Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price of the Common Stock will be between $15.00 and $17.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "CRAI."

     SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                          ----------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==============================================================================================================
                                                                                               Proceeds to
                                      Price           Underwriting         Proceeds to           Selling
                                    to Public         Discount (1)         Company (2)        Stockholders
--------------------------------------------------------------------------------------------------------------
Per Share....................           $                   $                   $                   $
Total (3)....................           $                   $                   $                   $
==============================================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company, estimated at $900,000.
(3) The Company and the Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 328,200 additional shares of Common Stock, solely to cover over-allotments, if any. If the Underwriters exercise this
    option in full, the Price to Public will total $           , the
    Underwriting Discount will total $           , the Proceeds to Company will
    total $           , and the Proceeds to Selling Stockholders will total
    $           . See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them, and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at
the office of NationsBanc Montgomery Securities LLC on or about            ,
1998.
                          ----------------------------

NationsBanc Montgomery Securities LLC                    William Blair & Company

                                          , 1998

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     Charles River Associates Incorporated, Charles River Associates, CRA and the CRA logo are federally registered trademarks of the Company. All rights are reserved. This Prospectus includes trademarks of companies other than the Company.

                               PROSPECTUS SUMMARY

     This following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. The terms "fiscal 1993," "fiscal 1994," "fiscal 1995," "fiscal 1997" and "fiscal 1998" refer to the 52-week periods ended November 27, 1993, November 26, 1994, November 25, 1995, November 29, 1997 and November 28, 1998, respectively, and the term "fiscal 1996" refers to the 53-week period ended November 30, 1996. Unless otherwise indicated, all information in this Prospectus (i) reflects the amendment and restatement of the Company's articles of organization, (ii) reflects a 52-for-1 stock split to be effected in the form of a dividend of 51 shares of Common Stock per share of Common Stock outstanding before the closing of the Offering and (iii) assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                  THE COMPANY

     Charles River Associates Incorporated ("CRA" or the "Company") is a leading economic and business consulting firm that applies advanced analytic techniques and in-depth industry knowledge to complex engagements for a broad range of clients. Founded in 1965, the Company provides original and authoritative advice for clients involved in many high-stakes matters, such as multi-billion dollar mergers and acquisitions, new product introductions, major capital investment decisions, and complex litigation, the outcome of which often has significant implications or consequences for the parties involved. The Company offers two types of services: legal and regulatory consulting and business consulting. Through its legal and regulatory consulting practice, CRA provides law firms and businesses involved in litigation and regulatory proceedings with expert advice on highly technical issues such as the competitive effects of mergers and acquisitions, damages calculations, measurement of market share and market concentration, liability analysis in securities fraud cases, and the impact of increased regulation. In addition, the Company uses its expertise in economics, finance and business analysis to offer clients business consulting services for strategic issues such as establishing pricing strategies, estimating market demand, valuing intellectual property and other assets, assessing competitors' actions, and analyzing new sources of supply. To complement its analytical expertise in advanced economic and financial methods, the Company offers its clients in-depth industry expertise in specific vertical markets, including chemicals, electric power and other energies, healthcare, materials, media/telecommunications, and transportation.

     The Company's services are provided by its highly credentialed and experienced staff of consultants. As of February 20, 1998, CRA employed 120 full-time professional consultants, including 47 consultants with Ph.D.s and 26 consultants with other advanced degrees, who have backgrounds in a wide range of disciplines, including economics, business, corporate finance, materials sciences and engineering. Since maintaining its reputation is paramount and its engagements are typically complex, the Company is extremely selective in its hiring of consultants, recruiting individuals from leading universities, industry and government. Many of the Company's consultants are nationally recognized as experts in their respective fields, having published scholarly articles, lectured extensively and been quoted in the press. To enhance the expertise it provides to its clients, CRA maintains close working relationships with a select group of renowned academic and industry experts ("Outside Experts").

     Through its offices in Boston, Massachusetts, Washington, D.C. and Palo Alto, California, CRA has completed more than 2,500 engagements for clients, including major law firms, domestic and foreign corporations, federal, state and local government agencies, governments of foreign countries, public and private utilities, and national and international trade associations. While the Company has particular expertise in certain vertical markets, the Company provides services to a diverse group of clients in a broad range of industries. During its last three fiscal years, the Company had over 1,200 engagements for clients that included 59 of the 100 largest U.S. law firms (ranked by The American Lawyer based on 1996 revenues) and 109 Fortune 500 companies (based on 1996 revenues). During that period, the Company's clients included Cravath, Swaine & Moore; Ford Motor Company; Jones, Day, Reavis & Pogue; Procter & Gamble Company

Inc.; Skadden, Arps, Slate, Meagher & Flom LLP; and Time Warner Inc. No single client accounted for over 10% of the Company's revenues in fiscal 1997.

     The environment in which businesses operate is becoming increasingly complex due to the broader application of technology, the globalization of many industries and increased competition. This increasing complexity and the changing nature of the business environment are also forcing governments to adjust their regulatory strategies, resulting in more frequent and more complex litigation and increased interaction with government agencies. In response to these trends, companies are increasingly relying on sophisticated economic and financial analysis to solve complex problems and improve decision-making. As the need for complex economic and financial analysis becomes more widespread, CRA believes that companies will increasingly turn to outside consultants for access to specialized expertise, experience and prestige that are not available to them internally.

     CRA intends to capitalize on these industry trends and enhance its position as a leading economic and business consulting firm by pursuing a multi-pronged growth strategy. Since its consultants are its most important asset, CRA will continue to aggressively recruit and retain high quality consultants. In addition, the Company will continue to expand its expertise by establishing relationships with additional Outside Experts. The Company also intends to expand its current client base by increasing marketing activities and expanding its current service offerings. Finally, the Company plans to pursue strategic acquisitions and alliances in order to gain access to additional consultants, new service offerings, additional industry expertise, a broader client base or an expanded geographic presence.

     Officers and directors of the Company completed a management buy-out in March 1995, resulting in a broad expansion of the Company's ownership principally from its three founders to all of its officers and directors at that time. In order to align each officer's interest with the overall interests and profitability of CRA, the Company adopted, as part of the management buy-out, a policy requiring that each of its officers have an equity interest in CRA. As of the date of this Prospectus, the Company's stock is broadly held among over 30 officers and directors. In connection with the management buy-out, the Company refocused its efforts on improving profitability and expanding its areas of expertise and its client base. The Company's revenues and income from operations have increased from $31.8 million and $2.5 million in fiscal 1995 to $44.8 million and $4.7 million in fiscal 1997, respectively, representing compound annual growth rates of 18.6% and 37.8%, respectively.

     The Company was incorporated in the Commonwealth of Massachusetts on February 19, 1965. The Company's principal executive offices are located at 200 Clarendon Street, Boston, Massachusetts 02116 and its telephone number is (617) 425-3000.

                                  THE OFFERING

Common Stock offered by the Company.........................  1,562,500 shares
Common Stock offered by the Selling Stockholders............  625,500 shares
Common Stock to be outstanding after the Offering...........  8,081,740 shares (1)
Use of proceeds.............................................  Payment of dividends and general corporate purposes, including working
                                                              capital and possible acquisitions. See
                                                              "Use of Proceeds."
Proposed Nasdaq National Market symbol......................  CRAI

---------------


(1) Excludes 970,000 shares of Common Stock reserved for issuance under the 1998 Incentive and Nonqualified Stock Option Plan and 243,000 shares of Common Stock reserved for issuance under the 1998 Employee Stock Purchase Plan. At the time of the Offering, there are outstanding under such Option Plan options to purchase an aggregate of 345,000 shares of Common Stock at exercise prices equal to the initial public offering price. See "Management--Benefit Plans."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                         FISCAL YEAR ENDED
                              ------------------------------------------------------------------------
                              NOVEMBER 27,   NOVEMBER 26,   NOVEMBER 25,   NOVEMBER 30,   NOVEMBER 29,
                                  1993           1994           1995           1996           1997
                              ------------   ------------   ------------   ------------   ------------
                                                                            (53 WEEKS)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Revenues....................      $25,937        $26,249        $31,839        $37,367        $44,805
Costs of services...........       15,446         16,160         19,760         23,370         28,374
Supplemental compensation
  (1).......................           --             --          1,212          1,200          1,233
                                 --------       --------       --------       --------       --------
Gross profit................       10,491         10,089         10,867         12,797         15,198
Income from operations......        2,002          1,885          2,470          3,737          4,689
Net income (2)..............      $ 1,848        $ 1,545        $ 2,414        $ 3,588        $ 4,967
                                 ========       ========       ========       ========       ========
Basic and diluted net income
  per share.................        $0.23          $0.19          $0.40          $0.59          $0.78
                                   ======         ======         ======         ======         ======
Pro forma net income (3)....                                                                   $3,134
                                                                                              =======
Pro forma net income per
  share (3).................                                                                    $0.48
                                                                                               ======
Weighted average number of
  common shares outstanding
  used in basic and diluted
  net income per share......    7,902,752      7,935,512      5,987,384      6,091,384      6,355,873
Weighted average number of
  common shares outstanding
  used in pro forma net
  income per share (4)......                                                                6,505,873

                                     QUARTER ENDED
                              ---------------------------
                              FEBRUARY 21,   FEBRUARY 20,
                                  1997           1998
                              ------------   ------------

CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Revenues....................       $9,648        $11,137
Costs of services...........        6,106          6,486
Supplemental compensation
  (1).......................          280             --
                                  -------       --------
Gross profit................        3,262          4,651
Income from operations......        1,128          1,897
Net income (2)..............       $1,061        $ 1,875
                                  =======       ========
Basic and diluted net income
  per share.................        $0.17          $0.29
                                   ======         ======
Pro forma net income (3)....                      $1,181
                                                 =======
Pro forma net income per
  share (3).................                       $0.18
                                                  ======
Weighted average number of
  common shares outstanding
  used in basic and diluted
  net income per share......    6,212,440      6,519,240
Weighted average number of
  common shares outstanding
  used in pro forma net
  income per share (4)......                   6,669,240

                                                                     FEBRUARY 20, 1998
                                                         -----------------------------------------
                                                                                      PRO FORMA
                                                         ACTUAL     PRO FORMA(5)    AS ADJUSTED(6)
                                                         -------    ------------    --------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital........................................  $ 9,558      $ 1,836          $22,700
Total assets...........................................   23,828       17,325           38,189
Total long-term debt...................................      773          773              773
Total stockholders' equity.............................   10,522        2,800           23,664

---------------

(1) Represents discretionary payments of bonus compensation to officers and certain Outside Experts under a bonus program that has been discontinued after fiscal 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and Note 7 of Notes to Consolidated Financial Statements.

(2) Since fiscal 1988, the Company has been taxed under subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"). As an S corporation, the Company is not subject to federal and some state income taxes. The Company's S corporation status will terminate on the closing of the Offering. See "S Corporation Distributions and Termination of S Corporation Status."
(3) Pro forma net income and pro forma net income per share for fiscal 1997 and the quarter ended February 20, 1998 have been computed by adjusting net income, as reported, to record income tax expense that would have been recorded had the Company been a C corporation during those periods, assuming effective tax rates for the year ended November 29, 1997 and the quarter ended February 20, 1998 of 43% and 42%, respectively. See Note 11 of Notes to Consolidated Financial Statements.
(4) See Note 1 of Notes to Consolidated Financial Statements for a description of the computation of the number of shares used in the per share calculation.
(5) Pro forma balance sheet data has been adjusted to reflect (i) an increase in the Company's net deferred income tax liability, which increase would have been approximately $1.2 million as of February 20, 1998, that will be recognized as a result of the termination of the Company's S corporation status and (ii) the declaration and payment of the S Corporation Distribution (as defined below), which would have been approximately $6.5 million as of February 20, 1998. The amounts of the increase in the net deferred income tax liability and the S Corporation Distribution will be revised based upon the results of operations and financial condition of the Company between February 20, 1998 and the date of the closing of the Offering and may be significantly larger or smaller than the foregoing amounts. See "Use of Proceeds," "S Corporation Distributions and Termination of S Corporation Status" and Note 11 of Notes to Consolidated Financial Statements.
(6) Adjusted to reflect (i) the sale of the 1,562,500 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $16.00 per share, after deducting the estimated underwriting discount and estimated offering expenses payable by the Company, (ii) the declaration and payment of the Dividend (as defined below) of $2.4 million and (iii) the receipt of payments of $914,000 on notes receivable from stockholders. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following risk factors should be carefully considered in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby. Certain of the statements contained in this section and elsewhere in this Prospectus that are not purely historical, such as statements regarding the Company's expectations, beliefs, intentions, plans and strategies regarding the future, are forward-looking statements that involve risks, uncertainties and assumptions that could cause the Company's actual results to differ materially from those expressed in the forward-looking statements. Important factors that could cause or contribute to these differences include those discussed below, as well as those discussed elsewhere in this Prospectus. All forward-looking statements are based on information available to the Company on the date hereof and the Company assumes no obligation to update any forward-looking statement. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus.

DEPENDENCE UPON KEY EMPLOYEES

     The Company's business consists primarily of the delivery of professional services and, accordingly, its future success is highly dependent upon the efforts, abilities, business generation capabilities and project execution of its consultants. The Company's success is also dependent upon the managerial, operational and administrative skills of its officers, particularly James C. Burrows, the Company's President and Chief Executive Officer. Engagements generated primarily through the efforts of the Company's consultants accounted for approximately 79% of the Company's revenues in fiscal 1997, with approximately 33% of revenues generated primarily through the efforts of five of the Company's consultants. The Company has no employment or non-competition agreement with any consultant and, accordingly, each consultant may terminate his or her relationship with the Company at will and without notice and immediately begin to compete with the Company. The loss of the services of any consultant or the failure of the Company's consultants to generate business or otherwise perform at or above historical levels could have a material adverse effect on the Company's business, financial condition and results of operations. The Company intends to permit its key-person life insurance to lapse following the closing of the Offering. See "Business--Human Resources--Consultants" and "Management--Executive Officers and Directors."

NEED TO ATTRACT QUALIFIED CONSULTANTS

     The Company's business involves the delivery of sophisticated economic and other consulting services which only highly qualified, highly educated consultants can provide. In order to meet its growth objectives, the Company will need to hire increasing numbers of highly qualified, highly educated consultants. The Company primarily hires as senior consultants individuals who have obtained a Ph.D. or master's degree in economics or a related discipline from a select group of universities. As a result, the number of potential employees that meet the Company's hiring criteria is relatively small, and the Company faces significant competition for these employees, from not only the Company's direct competitors but also academic institutions, government agencies, research firms, investment banking firms and other enterprises. Many of these competing employers are able to offer potential employees significantly greater compensation and benefits or more attractive lifestyle choices, career paths or geographic locations than the Company. Moreover, increasing competition for these consultants may also result in significant increases in the Company's labor costs, which could have a material adverse effect on the Company's margins and results of operations. The failure to recruit and retain a significant number of qualified consultants could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Human Resources--Consultants."

MAINTENANCE OF PROFESSIONAL REPUTATION

     The Company's ability to secure new engagements and hire qualified consultants is highly dependent upon the Company's overall reputation as well as the individual reputations of its consultants and principal Outside Experts. Because the Company obtains a majority of its new engagements from existing clients, including both businesses and law firms, or from referrals by those clients, the dissatisfaction of any such client with the Company's performance on a single matter could have a disproportionately large adverse impact on the Company's ability to secure new engagements. Any factor that diminishes the reputation of the Company or any of its personnel or Outside Experts, including poor performance, could make it substantially more difficult for the Company to compete successfully for both new engagements and qualified consultants and could therefore have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competitive Strengths."

FLUCTUATIONS IN QUARTERLY RESULTS OF OPERATIONS

     The Company has experienced, and may continue to experience, significant period-to-period fluctuations in revenues and results of operations. The Company's results of operations in any quarter can fluctuate depending upon, among other things, the number of weeks in the quarter, the number and scope of ongoing client engagements, the commencement, postponement and termination of engagements in the quarter, the mix of revenue, the extent of discounting or cost overruns, employee hiring, the ability to reassign consultants efficiently from one engagement to the next, severe weather conditions and other factors affecting employee productivity. Because the Company generates substantially all of its revenues from consulting services provided on an hourly-fee basis, the Company's revenues in any period are directly related to the number of its consultants, their billing rates and the number of billable hours worked during that period. The Company's ability to increase any of these factors in the short term is limited and, accordingly, the Company may be unable to compensate for periods of underutilization during one part of a fiscal period by augmenting revenues during another part of that period. In addition, the Company intends to hire additional consultants who may not be fully utilized immediately, particularly in the quarter in which the consultants are hired. Moreover, a significant majority of the Company's operating expenses, primarily rent and the base salaries of the Company's consultants, are fixed in the short term, and as a result the failure of revenues to meet the Company's projections in any quarter could have a disproportionate adverse effect on the Company's net income. For these reasons, the Company believes that its historical results of operations should not be relied upon as an indication of future performance. If the Company's revenues or net income in a quarter fall below the expectations of securities analysts or investors, the market price of the Common Stock could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "--Quarterly Results of Operations."

DEPENDENCE UPON OUTSIDE EXPERTS

     The Company's future success depends upon the continuation of the Company's existing relationships with four principal Outside Experts. Engagements generated primarily through the efforts of these four Outside Experts accounted for approximately 18% of the Company's revenues in fiscal 1997. The Company believes that these Outside Experts are highly regarded in their respective fields and that each offers a combination of knowledge, experience and expertise that would be very difficult to replace. The Company's ability to compete successfully for certain engagements in the past has derived in substantial part from its ability to offer the services of these Outside Experts to potential clients. In general, these Outside Experts may limit their relationships with the Company at any time for any reason, including, among other things, affiliations with universities whose policies prohibit accepting certain engagements, the pursuit of other interests and retirement. Each of these Outside Experts is a party to an agreement with the Company that restricts his right to compete with the Company. The limitation or termination of any of their relationships with the Company or competition from any of them following the termination of their respective agreements with the Company could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Human Resources."

     In order to meet the Company's growth objectives, the Company believes that it will be necessary to establish ongoing relationships with additional Outside Experts having established reputations as leading experts in their fields. There can be no assurance that the Company will be successful in establishing relationships with any additional Outside Experts or that any such relationship would enable the Company to meet its objectives or generate anticipated revenues or earnings, if any.

MANAGEMENT OF GROWTH

     The Company has recently experienced and may continue to experience significant growth in its revenues and employee base. This growth has resulted, and any future growth would continue to result, in new and increased management, consulting and training responsibilities for the Company's consultants as well as increased demands on the Company's internal systems, procedures and controls, and its managerial, administrative, financial, marketing and other resources. These new responsibilities and demands may adversely affect the overall quality of the Company's work. No member of the Company's management team has experience in managing a public company. Moreover, the Company may open offices in new geographic locations, which would entail certain start-up and maintenance costs that could be substantial. The failure of the Company to continue to improve its internal systems, procedures and controls, to attract, train, motivate, supervise and retain additional professional, managerial, administrative, financial, marketing and other personnel, or otherwise to manage growth successfully could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Growth Strategy."

CONCENTRATION OF REVENUES; DEPENDENCE ON LIMITED NUMBER OF LARGE ENGAGEMENTS

     As an economic and business consulting firm, the Company has derived, and expects to continue to derive, a significant portion of its revenues from a limited number of large engagements. The Company estimates that, in each of the last three fiscal years, it has had an average of approximately 260 engagements generating over $10,000 in revenues. The Company's 10 largest engagements accounted for approximately 37%, 28% and 23% of the Company's revenues in fiscal 1995, fiscal 1996 and fiscal 1997, respectively, and the Company's 10 largest clients accounted for approximately 46%, 42% and 29% of the Company's revenues in those years, respectively. One client accounted for approximately 11% of the Company's revenues in fiscal 1995. The volume of work performed for any particular client is likely to vary from year to year and a major client in one year may decide not to use the Company's services in any subsequent year. Accordingly, the failure to obtain anticipated numbers of new large engagements could have a material adverse effect on the Company's business, financial condition and results of operations.

TERMINATION OF ENGAGEMENTS

     Engagements generally depend upon the initiation and continuation of disputes, proceedings or transactions involving the Company's clients, who may at any time decide to seek to resolve the dispute or proceeding or abandon the transaction. Engagements can therefore terminate suddenly and without prior notice to the Company. Clients typically incur no penalty for terminating an engagement. The unexpected termination of an engagement could result in the underutilization of the consultants working on the engagement until they are assigned to other projects. Accordingly, the termination or significant reduction in the scope of a single large engagement could have a material adverse effect on the Company's business, financial condition and results of operations.

POTENTIAL CONFLICTS OF INTERESTS

     The Company provides its services primarily in connection with significant or complex transactions, disputes or other matters that are usually adversarial or that involve sensitive client information. The Company's engagement by a client frequently precludes the Company from accepting engagements with the client's competitors or adversaries because of direct or indirect conflicts between their interests or positions on disputed issues, clients' expectations of loyalty or other reasons. Accordingly, the number of both potential clients and potential engagements is limited. Moreover, in many of the industries in which the Company provides consulting services, and in the telecommunications industry in particular, there has been a continuing trend toward business consolidations and strategic alliances. These consolidations and alliances reduce the number of potential clients for the Company's services and increase the likelihood that the Company will be unable to continue certain ongoing engagements or accept certain new engagements as a result of conflicts of interests. Any such result could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Clients" and "--Marketing."

DEPENDENCE UPON ANTITRUST AND MERGERS AND ACQUISITIONS CONSULTING BUSINESS

     In fiscal 1995, fiscal 1996 and fiscal 1997, the Company derived approximately 28%, 36% and 35%, respectively, of its revenues from engagements in the Company's antitrust and mergers and acquisitions practice areas. Substantially all of these revenues are derived from engagements relating to enforcement of United States antitrust laws. Changes in the federal antitrust laws, changes in judicial interpretations of these laws or less vigorous enforcement of these laws by the United States Department of Justice (the "DOJ") and the United States Federal Trade Commission (the "FTC") as a result of changes in political appointments or priorities or for other reasons could substantially reduce the number, duration or size of engagements available to the Company in this area. In addition, adverse changes in general economic conditions, particularly conditions influencing the merger and acquisition activity of larger companies, could also have an impact on engagements in which the Company assists clients in proceedings before the DOJ and the FTC in connection with proposed mergers and acquisitions. Any substantial reduction in the number of the Company's antitrust and mergers and acquisitions consulting engagements could have a material adverse effect on its business, financial condition and results of operations. See "Business--Areas of Practice--Antitrust" and "--Mergers and Acquisitions."

INTENSE COMPETITION

     The market for economic and business consulting services is intensely competitive, highly fragmented and subject to rapid change. In general, the barriers to entry into the Company's markets are few and the Company expects to face additional competition from new entrants into the economic and business consulting industries. Many of the Company's competitors have national and international reputations as well as significantly greater personnel, financial, managerial, technical and marketing resources than the Company. Certain of the Company's competitors also have a significantly broader geographic presence than the Company. There can be no assurance that the Company will compete successfully with its existing competitors or with any new competitors. See "Business--Competition."

RISKS RELATED TO POSSIBLE ACQUISITIONS

     An element of the Company's strategy is to expand its operations through the acquisition of complementary businesses or consulting practices. The Company has never acquired another business, and there can be no assurance that the Company will be able to identify, acquire, successfully integrate into the Company or profitably manage any businesses without substantial expense, delay or other operational or financial problems. Moreover, there is competition for acquisition opportunities in the economic and business consulting industries, which could result in an increase in the price of acquisition targets and a decrease in the number of attractive companies available for acquisition. There can be no assurance that the financial, operational and other anticipated benefits of any acquisition will be achieved. Further, acquisitions may involve a number of special risks, including adverse short-term effects on the Company's results of operations, diversion of management's time, attention and resources, failure to retain key acquired personnel, increased costs to improve or coordinate managerial, operational, financial and administrative systems, dilutive issuances of equity securities, the incurrence of debt, legal liabilities, amortization of acquired intangible assets, difficulties in integrating diverse corporate cultures, client dissatisfaction or performance problems at the acquired business, additional conflicts of interests, and unanticipated events or circumstances. The occurrence of any of these events could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not have any binding agreement or other commitment to acquire any business at this time. See "Business--Growth Strategy."

RISKS RELATED TO ENTRY INTO NEW LINES OF BUSINESS

     An element of the Company's growth strategy is to continue to develop new practice areas and complementary lines of business. For example, in June 1997, the Company established and purchased a controlling interest in NeuCo LLC ("NeuCo"), which provides applications consulting services and a family of neural network software solutions and complementary applications for fossil-fired electric utilities. To date, NeuCo has not been profitable, and there can be no assurance that it will become profitable. The development by the Company of new practice areas or lines of business outside its core economic and business consulting services carries inherent risks, including risks associated with inexperience and competition from mature participants in those markets. The Company's inexperience may result in costly decisions that could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company's attempts to develop NeuCo or any other new practice area or line of business will be successful. See "Business--Growth Strategy" and "--New Opportunities."

PROFESSIONAL LIABILITY

     The Company's services typically involve difficult analytical assignments and carry risks of professional and other liability. Many of the Company's engagements involve matters that, if not successfully resolved in the client's favor, could have a severe impact on the client's business, cause the client to lose significant sums of money or prevent the client from pursuing desirable business opportunities. Accordingly, the failure of the Company to perform to a client's satisfaction could induce the client to commence or threaten litigation in order to recover damages or to reduce or eliminate its obligation to pay the Company's fees, or both. Litigation against the Company alleging that the Company performed negligently or otherwise breached its obligations to the client could expose the Company to significant liabilities and tarnish its reputation, either of which could have a material adverse effect on the Company's business, financial condition and results of operations.

BROAD MANAGEMENT DISCRETION IN USE OF PROCEEDS

     The net proceeds to the Company from the Offering are estimated to be approximately $22.4 million (approximately $25.8 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $16.00 per share. The Company intends to use approximately $20.0 million, or 89.3%, of the total net proceeds from the Offering (approximately $23.4 million, or 90.7%, if the Underwriters' over-allotment option is exercised in full), for working capital and general corporate purposes, including potential acquisitions. Accordingly, the Company will have broad discretion with respect to the use of the net proceeds of the Offering. Purchasers of Common Stock in the Offering will not have the opportunity to evaluate the economic, financial or other information that the Company will use to determine the application of such proceeds. See "Use of Proceeds."

DISTRIBUTIONS TO CURRENT STOCKHOLDERS; TERMINATION OF S CORPORATION STATUS

     In connection with the termination of the Company's status as an S corporation under the Internal Revenue Code of 1986, as amended (the "Code"), the Company intends to pay a dividend equal to the amount of the Company's aggregate undistributed taxable earnings up to the date of the closing of the Offering (the "S Corporation Distribution"). As of February 20, 1998, the Company's aggregate undistributed taxable earnings were approximately $6.5 million. The Company also intends to pay an additional dividend of $2.4 million (the "Dividend") out of the proceeds of the Offering. Purchasers of Common Stock in the Offering will not receive any portion of the S Corporation Distribution or the Dividend. In addition, as a result of the termination of the Company's status as an S corporation, the Company will recognize an increase in its net deferred income tax liability, which increase would have been approximately $1.2 million as of February 20, 1998, that will reduce the Company's net income in the period in which the Offering is consummated by an amount equal to the increase in the net deferred income tax liability. The amounts of the S Corporation Distribution and the increase in the net deferred income tax liability will be revised based upon the results of operations and financial condition of the Company between February 20, 1998 and the date of the closing of the Offering and may be significantly larger or smaller than the foregoing amounts. See "Use of Proceeds" and "S Corporation Distributions and Termination of S Corporation Status."

POSSIBLE VOLATILITY OF STOCK PRICE

     Many factors may cause the market price of the Common Stock to fluctuate significantly, including factors such as variations in the Company's quarterly results of operations, the hiring or departure of key personnel or Outside Experts, changes in the professional reputation of the Company, the introduction of new services of the Company, its competitors or third parties, acquisitions or strategic alliances by the Company, its competitors or third parties, changes in accounting principles, changes in estimates of the performance of the Company or recommendations by securities analysts, and market conditions in the industry and the economy as a whole. In addition, the stock market in general has recently experienced extreme price and volume fluctuations, which are often unrelated to the operating performance of particular companies. These broad market fluctuations may also adversely affect the market price of the Common Stock offered hereby. Following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against the company. Any such litigation against CRA could result in substantial costs and the diversion of the time and attention of management and other resources, which could have a material adverse effect on the Company's business, financial condition and results of operations.

SHARES ELIGIBLE FOR FUTURE SALE; POSSIBLE ADVERSE EFFECT ON MARKET PRICE

     Sales of a substantial number of shares of Common Stock in the public market could materially adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through a sale of its equity securities. Following the closing of the Offering, there will be 8,081,740 shares of Common Stock outstanding, of which the 2,188,000 shares of Common Stock offered hereby will generally be freely tradable in the public market. Upon the expiration of "lock-up" agreements between the existing stockholders of the Company and the Representatives of the Underwriters 180 days after the date of this Prospectus (or earlier with the consent of NationsBanc Montgomery Securities LLC in certain cases), approximately 3,081,630 of the remaining shares of outstanding Common Stock will be eligible for immediate sale in the public market under Rule 144(k) and approximately an additional 2,447,880 shares will be eligible for immediate sale subject to the volume and other restrictions of Rule 144. In addition to the foregoing lock-up agreements, each existing stockholder of the Company has agreed that he or she will not sell or otherwise transfer any shares of Common Stock acquired by him or her prior to the Offering without the consent of the Board of Directors for a period of two years after the Offering, except in a public offering, and will transfer only limited portions of such shares in subsequent years. The Board of Directors may release any stockholder from the restrictions imposed by the Company at any time. Immediately after the closing of the Offering, the Company intends to register on Forms S-8 1,213,000 shares of Common Stock reserved for issuance under the Company's stock option and stock purchase plans, which would permit the immediate resale in the public market of any shares of Common Stock issued pursuant to such plans. See "Management--Benefit Plans," "Certain Transactions--Stock Restriction Agreement," "Shares Eligible for Future Sale" and "Underwriting."

ANTI-TAKEOVER EFFECT OF CHARTER PROVISIONS, BY-LAWS AND MASSACHUSETTS LAW

     The Company's Amended and Restated Articles of Organization, its Amended and Restated By-Laws and Massachusetts law contain provisions that could be deemed to have anti-takeover effects and that could discourage, delay or prevent a change in control of the Company or an acquisition of the Company at a price which many stockholders may find attractive. These provisions may also discourage proxy contests and make it more difficult for stockholders of the Company to effect certain corporate actions, including the election of directors. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of Common Stock. See "Description of Capital Stock--Anti-Takeover Effects of the Company's Amended and Restated Articles of Organization and Amended and Restated By-Laws and of Massachusetts Law."

DILUTION

     Purchasers in the Offering will experience immediate and substantial dilution in the net tangible book value per share of the Common Stock. See "Dilution."

NO DIVIDENDS


     Other than the S Corporation Distribution and the Dividend, the Company does not intend to declare or pay cash dividends on the Common Stock in the foreseeable future. Following the closing of the Offering, the Company intends to retain all earnings for the development of its business. See "Dividend Policy."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,562,500 shares of Common Stock offered by the Company hereby, after deducting the estimated underwriting discount and estimated offering expenses payable by the Company, are estimated to be approximately $22.4 million (approximately $25.8 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $16.00 per share.

     The Company intends to use a portion of its net proceeds from the Offering to pay the Dividend in the amount of $2.4 million. The Company intends to use its remaining net proceeds for general corporate purposes, including working capital and possible acquisitions of and investments in complementary businesses, and accordingly, the Company will have broad discretion in the application of such net proceeds. The Company is not currently involved in negotiations with respect to, and has no agreement or understanding regarding, any such acquisition or investment. Pending these uses, the Company intends to invest its net proceeds from the Offering in investment-grade, short-term, interest-bearing instruments. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Risk Factors--Broad Management Discretion in Use of Proceeds."

      S CORPORATION DISTRIBUTIONS AND TERMINATION OF S CORPORATION STATUS


     Since fiscal 1988, the Company has been treated for federal and certain state income tax purposes as an S corporation under the Code. As a result, the Company's stockholders, rather than the Company, have been and are required to pay federal and certain state income taxes based on the Company's taxable earnings, whether or not these amounts have been distributed to the Company's stockholders. The Company has made periodic distributions to its stockholders in amounts equal to the stockholders' estimated aggregate tax liabilities associated with the Company's taxable earnings, as well as other dividend distributions. The Company made distributions to its stockholders of approximately $1.5 million, $1.6 million and $1.8 million based on the Company's results of operations in fiscal 1995, fiscal 1996 and fiscal 1997, respectively.


     The Company has declared the S Corporation Distribution payable to its stockholders of record as of the close of business on April 9, 1998 in an amount equal to the Company's aggregate undistributed taxable earnings up to the date of the closing of the Offering. The S Corporation Distribution will be paid before and after the closing of the Offering from available cash balances. Purchasers of Common Stock in the Offering will not receive any portion of the S Corporation Distribution.

     Following the closing of the Offering, the Company will be subject to corporate income taxation as a C corporation under the Code and will be required to change its method of accounting for tax purposes from the cash method to the accrual method. In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the termination of the Company's S corporation status will increase its net deferred income tax liability for financial reporting purposes, which increase would have been approximately $1.2 million as of February 20, 1998. The amount of the increase in the net deferred income tax liability will be revised based upon the results of operations and financial condition of the Company between February 20, 1998 and the date of the closing of the Offering and may be significantly larger or smaller than the foregoing amount. This increase in the net deferred income tax liability will be in addition to income tax expense otherwise incurred in the quarter in which such termination occurs. See Note 11 of Notes to Consolidated Financial Statements.

                                DIVIDEND POLICY


     Since fiscal 1988, the Company has made periodic distributions to its stockholders in amounts equal to the stockholders' aggregate tax liabilities associated with the Company's taxable earnings attributable to them, as well as other dividend distributions. Except with respect to the S Corporation Distribution and the Dividend, the Company currently intends to retain any future earnings to finance operations and therefore does not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of the Company's bank line of credit place certain restrictions on the Company's ability to pay cash dividends on its Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of February 20, 1998: (i) on an actual basis; (ii) on a pro forma basis, giving effect to the declaration and payment of a dividend of $6.5 million (the amount the S Corporation Distribution would have been as of February 20, 1998), and an increase of $1.2 million in the Company's net deferred income tax liability resulting from the termination of the Company's S corporation status (the amount by which the Company's net deferred income tax liability would have increased had the Company terminated its S corporation status on February 20, 1998); and
(iii) on a pro forma basis, as adjusted to reflect the sale of the 1,562,500 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $16.00 per share, after deducting the estimated underwriting discount of $1,750,000 and estimated offering expenses payable by the Company of $900,000, the declaration and payment of the Dividend of $2.4 million and the receipt of payments of $914,000 on notes receivable from stockholders. See "Use of Proceeds," "S Corporation Distributions and Termination of S Corporation Status" and "Description of Capital Stock." This information should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.

                                                                       FEBRUARY 20, 1998
                                                               ---------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                               -------   ---------   -----------
                                                                        (IN THOUSANDS)
Current portions of notes payable to former stockholders
  and capital lease obligations(1)..........................   $   323    $   323      $   323
                                                               =======    =======      =======
Notes payable to former stockholders and capital lease
  obligations, net of current portions(1)...................   $   773    $   773      $   773
Stockholders' equity:
  Preferred Stock, without par value; none authorized or
     outstanding, actual; 1,000,000 shares authorized and
     none outstanding, pro forma and pro forma as
     adjusted...............................................        --         --           --
  Common Stock, without par value; 25,000,000 shares
     authorized and 6,519,240 shares outstanding, actual and
     pro forma; 25,000,000 shares authorized and 8,081,740
     shares outstanding, pro forma as adjusted(2)...........     1,977      1,977       23,850
  Retained earnings.........................................     9,645      1,923           --
  Less:
     Notes receivable from stockholders(3)..................    (1,100)    (1,100)        (186)
                                                               -------    -------      -------
       Total stockholders' equity...........................    10,522      2,800       23,664
                                                               -------    -------      -------
          Total capitalization..............................   $11,295    $ 3,573      $24,437
                                                               =======    =======      =======

---------------

(1) See Notes 4 and 8 of Notes to Consolidated Financial Statements.


(2) Excludes 970,000 shares of Common Stock reserved for issuance under the 1998 Incentive and Nonqualified Stock Option Plan and 243,000 shares of Common Stock reserved for issuance under the 1998 Employee Stock Purchase Plan. At the time of the Offering, there are outstanding under such Option Plan options to purchase an aggregate of 345,000 shares of Common Stock at exercise prices equal to the initial public offering price. See "Management--Benefit Plans."


(3) See Note 9 of Notes to Consolidated Financial Statements.

                                      DILUTION

     The pro forma net tangible book value of the Company as of February 20, 1998, was $2,741,000, or $0.42 per share of Common Stock. Pro forma net tangible book value per share represents the amount of the Company's total tangible assets less its total liabilities, after giving effect to the declaration and payment of the estimated S Corporation Distribution and the estimated increase in its net deferred income tax liability resulting from the termination of the Company's S corporation status, divided by the total number of shares of Common Stock outstanding. After giving effect to (i) the sale of the 1,562,500 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $16.00 per share and after deducting the estimated underwriting discount and estimated offering expenses payable by the Company,
(ii) the declaration and payment of the Dividend and (iii) the receipt of payments of $914,000 on notes receivable from stockholders, the adjusted pro forma net tangible book value of the Company as of February 20, 1998 would have been $23,605,000, or $2.92 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $2.50 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $13.08 per share to purchasers of Common Stock in the Offering. The following table illustrates the dilution in pro forma net tangible book value per share to new investors:

Assumed initial public offering price per share.............          $16.00
  Pro forma net tangible book value per share as of February  $0.42
     20, 1998...............................................
  Increase per share attributable to new investors..........   2.50
                                                              -----
Adjusted pro forma net tangible book value per share after              2.92
  the Offering..............................................
                                                                      ------
Dilution per share to new investors.........................          $13.08
                                                                      ======

     The following table summarizes, on a pro forma basis as of February 20, 1998, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and new investors, assuming an initial public offering price of $16.00 per share, before deducting the estimated underwriting discount and estimated offering expenses payable by the Company:

                                              SHARES PURCHASED      TOTAL CONSIDERATION     AVERAGE
                                            --------------------   ---------------------     PRICE
                                             NUMBER      PERCENT     AMOUNT      PERCENT   PER SHARE
                                            ---------    -------   -----------   -------   ---------
Existing stockholders....................   6,519,240      80.7%   $ 1,977,000(1)    7.3%   $ 0.30
New investors............................   1,562,500      19.3     25,000,000     92.7     $16.00
                                            ---------     -----    -----------    -----
     Total...............................   8,081,740     100.0%   $26,977,000    100.0%
                                            =========     =====    ===========    =====

---------------

(1) Includes notes receivable from stockholders in the amount of $1.2 million, of which $914,000 will be paid in connection with the closing of the Offering. See Note 9 of Notes to Consolidated Financial Statements.

     The net effect of sales by the Selling Stockholders in the Offering will be to reduce the number of shares held by existing stockholders to 5,893,740 or 72.9% of the total number of shares Common Stock to be outstanding after the Offering (5,799,915 or 69.7% if the Underwriters' over-allotment option is exercised in full) and to increase the number of shares held by new investors to 2,188,000 or 27.1% of the total number of shares of Common Stock to be outstanding after the Offering (2,516,200 or 30.3% if the Underwriters' overallotment option is exercised in full). See "Principal and Selling Stockholders."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                       (IN THOUSANDS, EXCEPT SHARE DATA)

     The following selected consolidated financial data of the Company as of November 30, 1996 and November 29, 1997 and for each of the fiscal years in the three-year period ended November 29, 1997 have been derived from the consolidated financial statements of the Company included elsewhere in this Prospectus, which have been audited by Ernst & Young LLP, independent auditors. The following selected consolidated financial data of the Company as of November 27, 1993, November 26, 1994 and November 25, 1995 and for the fiscal years ended November 27, 1993 and November 26, 1994 have been derived from consolidated financial statements of the Company not included in this Prospectus, which have also been audited by Ernst & Young LLP. The selected consolidated financial data as of February 20, 1998 and for the quarters ended February 20, 1998 and February 21, 1997 have been derived from the unaudited consolidated financial statements of the Company. The unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management of the Company, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The results of operations for the quarter ended February 20, 1998 are not necessarily indicative of future operating results. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                               FISCAL YEAR ENDED                            QUARTER ENDED
                                           ----------------------------------------------------------   ---------------------
                                           NOV. 27,    NOV. 26,    NOV. 25,     NOV. 30,    NOV. 29,    FEB. 21,    FEB. 20,
                                             1993        1994        1995         1996        1997        1997        1998
                                           ---------   ---------   ---------   ----------   ---------   ---------   ---------
                                                                               (53 WEEKS)
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Revenues.................................    $25,937     $26,249     $31,839     $37,367      $44,805      $9,648     $11,137
Costs of services........................     15,446      16,160      19,760      23,370       28,374       6,106       6,486
Supplemental compensation(1).............         --          --       1,212       1,200        1,233         280          --
                                             -------     -------     -------     -------      -------      ------     -------
Gross profit.............................     10,491      10,089      10,867      12,797       15,198       3,262       4,651
General and administrative...............      8,489       8,204       8,397       9,060       10,509       2,134       2,754
                                             -------     -------     -------     -------      -------      ------     -------
Income from operations...................      2,002       1,885       2,470       3,737        4,689       1,128       1,897
Interest income, net.....................         16         106         118         124          302           9          46
                                             -------     -------     -------     -------      -------      ------     -------
Income before provision for income taxes
  and minority interest..................      2,018       1,991       2,588       3,861        4,991       1,137       1,943
Provision for income taxes(2)............       (170)       (446)       (174)       (273)        (306)        (76)       (120)
                                             -------     -------     -------     -------      -------      ------     -------
Net income before minority interest......      1,848       1,545       2,414       3,588        4,685       1,061       1,823
Minority interest........................         --          --          --          --          282          --          52
                                             -------     -------     -------     -------      -------      ------     -------
Net income(2)............................    $ 1,848     $ 1,545     $ 2,414     $ 3,588      $ 4,967      $1,061      $1,875
                                             =======     =======     =======     =======      =======      ======      ======
Basic and diluted net income per share...      $0.23       $0.19       $0.40       $0.59        $0.78       $0.17       $0.29
                                               =====       =====       =====       =====        =====       =====       =====
Weighted average number of common shares
  outstanding used in basic and diluted
  net income per share...................  7,902,752   7,935,512   5,987,384   6,091,384    6,355,873   6,212,440   6,519,240

Pro forma net income(3)..................                                                      $3,134                  $1,181
                                                                                               ======                  ======
Pro forma net income per share(3)........                                                       $0.48                   $0.18
                                                                                                =====                   =====
Weighted average number of common shares
  outstanding used in pro forma net
  income per share(4)....................                                                   6,505,873               6,669,240

                                                          NOV. 27,   NOV. 26,   NOV. 25,   NOV. 30,   NOV. 29,   FEB. 20,
                                                            1993       1994       1995       1996       1997       1998
                                                          --------   --------   --------   --------   --------   --------
                                                                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEETS DATA:
Working capital........................................   $ 4,673    $ 2,908    $ 4,782    $ 6,554    $ 7,732    $ 9,558
Total assets...........................................    11,601     10,057     12,307     15,468     20,435     23,828
Total long-term debt...................................       304        222        324        550        781        773
Total stockholders' equity.............................     5,138      2,697      4,282      6,202      8,536     10,522

---------------
(1) Represents discretionary payments of bonus compensation to officers and certain Outside Experts under a bonus program that will be discontinued after fiscal 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and Note 7 of Notes to Consolidated Financial Statements.

(2) Since fiscal 1988, the Company has been taxed under subchapter S of the Code. As an S corporation, the Company is not subject to federal and some state income taxes. The Company's S corporation status will terminate on the closing of the Offering. See "S Corporation Distributions and Termination of S Corporation Status."

(3) Pro forma net income and pro forma net income per share for fiscal 1997 and the first quarter of fiscal 1998 have been computed by adjusting net income, as reported, to record income tax expense that would have been recorded had the Company been a C corporation during those periods, assuming effective tax rates for the year ended November 29, 1997 and the quarter ended February 20, 1998 of 43% and 42%, respectively. See Note 11 of Notes to Consolidated Financial Statements.

(4) See Note 1 of Notes to Consolidated Financial Statements for a description of the computation of the number of shares used in the per share calculation.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is a leading economic and business consulting firm that applies advanced analytic techniques and in-depth industry knowledge to complex engagements for a broad range of clients. Founded in 1965, the Company provides original and authoritative advice for clients involved in many high-stakes matters, such as multi-billion dollar mergers and acquisitions, new product introductions, major capital investment decisions and complex litigation, the outcome of which often has significant implications or consequences for the parties involved. The Company offers two types of services: legal and regulatory consulting and business consulting. The Company estimates that it derived approximately two-thirds of its revenues in fiscal 1997 from legal and regulatory consulting and approximately one-third from business consulting.

     The Company derives revenues principally from professional services rendered by its consultants. In most instances, clients are charged on a time-and-materials basis and revenues are recognized in the period when services are provided. Consultants' time is charged at hourly rates, which vary from consultant to consultant depending on a consultant's position, experience and expertise, and other factors. Outside Experts typically bill clients directly for their services. As a result, substantially all of the Company's professional services fees are generated from the work of its own full-time consultants. Factors that affect the Company's professional services fees include the number and scope of client engagements, the number of consultants employed by the Company, the consultants' billing rates, and the number of hours worked by the consultants. In addition to professional services fees, a portion of the Company's revenues represents expenses billed to clients, such as travel and other out-of-pocket expenses, charges for support staff and outside contractors, and other reimbursable expenses.

     The Company's costs of services include the salaries, bonuses and benefits of the Company's consultants. Consultants are compensated on a salary and bonus basis. The Company currently has one bonus program. This program awards discretionary bonuses based on the Company's revenues and profitability and individual performance. Amounts paid under this bonus program to consultants are included in costs of services, and the Company expects to continue this bonus program after the Offering. During fiscal 1995, fiscal 1996 and fiscal 1997, the Company also had another bonus program, which consisted of discretionary payments to officers and certain Outside Experts based primarily on the Company's cash flows. These bonus payments are shown as "supplemental compensation" in the Company's statements of income, and the Company does not intend to make additional payments under this bonus program after fiscal 1997. Costs of services also include out-of-pocket and other expenses that are billed to clients, and the salaries, bonuses and benefits of certain support staff whose time is billed directly to clients, such as librarians, editors and computer programmers. The Company's gross profit, which equals revenues less costs of services and supplemental compensation, is affected by changes in the mix of revenues. The Company experiences significantly higher gross margins on revenues from professional services fees than revenues from expenses billed to clients. General and administrative expenses include salaries, bonuses and benefits of the Company's administrative and support staff, performance payments to Outside Experts for generating new business, rent, and marketing and certain other costs.

     Since fiscal 1988, the Company has been treated for federal and certain state income tax purposes as an S corporation under the Code. As a result, the Company's stockholders, rather than the Company, have been and are required to pay federal and certain state income taxes based on the Company's taxable earnings. The state income taxes that the Company does pay are shown as "provision for income taxes" in the Company's statements of income. Upon the closing of the Offering, the Company's status an S corporation will cease and, thereafter, it will be subject to corporate taxation as a C corporation under the Code.

     The Company will recognize an increase in its net deferred income tax liability resulting from the termination of the Company's S corporation status, which will result in a significant non-cash charge against earnings during the quarter in which the Offering is completed. Based upon the Company's audited results of operations and financial information as of and for the year ended November 29, 1997 and its unaudited results of operations and financial information as of and for the quarter ended February 20, 1998, the net charge to earnings would have been approximately $1.2 million. The actual net charge to earnings may be larger or smaller than the foregoing amount, depending on the Company's results of operations and financial condition from February 20, 1998 through the closing of the Offering. See "S Corporation Distributions and Termination of S Corporation Status" and Note 11 of Notes to Consolidated Financial Statements.

     Officers and directors of the Company completed a management buy-out in March 1995, resulting in a broad expansion of the Company's ownership principally from its three founders to all of its officers and directors at that time. In order to align each officer's interest with the overall interests and profitability of CRA, the Company adopted, as part of the management buy-out, a policy requiring that each of its officers have an equity interest in CRA. As of the date of this Prospectus, the Company's stock is widely held among over 30 officers and directors.

     In June 1997, the Company invested approximately $650,000 for a majority interest in NeuCo. NeuCo was established by the Company and an affiliate of Commonwealth Energy Systems as a start-up entity to develop and market a family of neural network software tools and complementary applications consulting services for electric utilities. The Company's financial statements are consolidated with the financial statements of NeuCo. For the period from inception (June 19, 1997) to November 29, 1997 and for the first quarter of fiscal 1998, NeuCo sustained a net loss after taxes of $564,000 and $104,000, respectively. There can be no assurance that NeuCo will become profitable. The portion of this loss allocable to NeuCo's minority owners is shown as "minority interest" in the Company's statements of income, and that amount, together with the capital contributions to NeuCo of its minority owners, is shown as "minority interest" in the Company's balance sheets. See "Business--New Opportunities--NeuCo," "Risk Factors--Risks Related to Entry into New Lines of Business," and Note 1 of Notes to Consolidated Financial Statements.

     The Company's fiscal year ends on the last Saturday in November and, accordingly, the Company's fiscal year will periodically contain 53 weeks rather than 52 weeks. For example, fiscal 1996 contains 53 weeks. This additional week of operations in the fiscal year will affect the comparability of results of operations of these 53-week fiscal years with other fiscal years. Historically, the Company has managed its business based on a four-week billing cycle to clients and, consequently, has established quarters that are divisible by four-week periods. As a result, the first, second and fourth quarters of each fiscal year are 12-week periods and the third quarter of each fiscal year is a 16-week period. However, the fourth quarter in 53-week fiscal years is 13 weeks long. Accordingly, quarter to quarter comparisons of the Company's results of operations are not necessarily meaningful if the quarters being compared are of different lengths.

RESULTS OF OPERATIONS

     The following table sets forth certain operating information as a percentage of revenues for the periods indicated:

                                                       FISCAL YEAR ENDED               QUARTER ENDED
                                                --------------------------------    --------------------
                                                NOV. 25,    NOV. 30,    NOV. 29,    FEB. 21,    FEB. 20,
                                                  1995        1996        1997        1997        1998
                                                --------    --------    --------    --------    --------
                                                           (53 WEEKS)
Revenues....................................     100.0%      100.0%      100.0%      100.0%      100.0%
Costs of services...........................      62.1        62.6        63.3        63.3        58.2
Supplemental compensation...................       3.8         3.2         2.8         2.9          --
                                                 -----       -----       -----       -----       -----
Gross profit................................      34.1        34.2        33.9        33.8        41.8
General and administrative..................      26.4        24.2        23.5        22.1        24.7
                                                 -----       -----       -----       -----       -----
Income from operations......................       7.7        10.0        10.4        11.7        17.1
Interest income, net........................       0.4         0.3         0.7         0.1         0.4
                                                 -----       -----       -----       -----       -----
Income before provision for income taxes and
  minority interest.........................       8.1        10.3        11.1        11.8        17.5
Provision for income taxes..................       0.5         0.7         0.7         0.8         1.1
                                                 -----       -----       -----       -----       -----
Net income before minority interest.........       7.6         9.6        10.4        11.0        16.4
Minority interest...........................        --          --         0.6          --         0.4
                                                 -----       -----       -----       -----       -----
Net income..................................       7.6%        9.6%       11.0%       11.0%       16.8%
                                                 =====       =====       =====       =====       =====

FIRST QUARTER FISCAL 1998 COMPARED TO FIRST QUARTER FISCAL 1997

     Revenues. Revenues increased $1.5 million, or 15.4%, from $9.6 million for the first quarter of fiscal 1997 to $11.1 million for the first quarter of fiscal 1998. The increase in revenues was due primarily to increased consulting services performed for new and existing clients during the period and higher billing rates. The Company experienced revenue increases during the first quarter of fiscal 1998 in both its legal and regulatory consulting services and business consulting services, and in particular generated significant revenue increases in its antitrust and mergers and acquisitions practices.

     Costs of Services. Costs of services increased by $380,000, or 6.2%, from $6.1 million in the first quarter of fiscal 1997 to $6.5 million in the first quarter of fiscal 1998. As a percentage of revenues, costs of services decreased from 63.3% in the first quarter of fiscal 1997 to 58.2% in the first quarter of fiscal 1998. The decrease as a percentage of revenues was due primarily to discretionary cash compensation to consultants not increasing at as fast a rate as the rate of increase of revenues during the first quarter of fiscal 1998. This is in anticipation of the Company granting stock options from time to time to certain of its consultants pursuant to its stock option plan.

     Supplemental Compensation. The Company does not intend to pay supplemental compensation after fiscal 1997, and consequently, did not have supplemental compensation in the first quarter of fiscal 1998. Supplemental compensation was $280,000 in the first quarter of fiscal 1997.

     General and Administrative. General and administrative expenses increased by $620,000, or 29.1%, from $2.1 million in the first quarter of fiscal 1997 to $2.8 million in the first quarter of fiscal 1998. As a percentage of revenues, general and administrative expenses increased from 22.1% in the first quarter of fiscal 1997 to 24.7% in the first quarter of fiscal 1998. The increase as a percentage of revenues was due primarily to increased rent expense resulting from the Company's expansion of each of its three offices in Boston, Massachusetts, Washington, D.C. and Palo Alto, California.

     Interest Income, Net. Net interest income increased from $9,000 in the first quarter of fiscal 1997 to $46,000 in the first quarter of fiscal 1998. This increase was due primarily to the Company maintaining higher cash balances during the first quarter of fiscal 1998 as compared to the first quarter of fiscal 1997.

     Minority Interest. Minority interest was $52,000 in the first quarter of fiscal 1998, and represents the portion of NeuCo's net loss after taxes allocable to its minority owners.

FISCAL 1997 COMPARED TO FISCAL 1996

     Revenues. Revenues increased by $7.4 million, or 19.9%, from $37.4 million for fiscal 1996 to $44.8 million for fiscal 1997. The increase in revenues was due primarily to increased consulting services performed for new and existing clients during the period. In fiscal 1997, the Company experienced revenue increases in both its legal and regulatory consulting services and its business consulting services, and in particular generated significant revenue increases in its mergers and acquisitions, finance, and auctions practices. During fiscal 1997, the Company increased the number of its consultants from 112 to 121. The increase in revenues during fiscal 1997 was also due in part to increased billing rates of the Company's consultants.

     Costs of Services. Costs of services increased by $5.0 million, or 21.4%, from $23.4 million in fiscal 1996 to $28.4 million in fiscal 1997. As a percentage of revenues, costs of services increased from 62.6% in fiscal 1996 to 63.3% in fiscal 1997. The increase as a percentage of revenues was due primarily to slightly lower utilization rates for the Company's consultants during fiscal 1997, which resulted in part from certain consultants of the Company spending time developing new practice areas that are complementary to the Company's core practice areas.

     Supplemental Compensation. Supplemental compensation was $1.2 million for each of fiscal 1996 and fiscal 1997. As a percentage of revenues, supplemental compensation decreased from 3.2% in fiscal 1996 to 2.8% in fiscal 1997. The Company has paid supplemental compensation of $1.2 million in each of its last three fiscal years and intends to discontinue these payments after fiscal 1997.

     General and Administrative. General and administrative expenses increased by $1.4 million, or 16.0%, from $9.1 million in fiscal 1996 to $10.5 million in fiscal 1997. As a percentage of revenues, general and administrative expenses decreased from 24.2% in fiscal 1996 to 23.5% in fiscal 1997. General and administrative expenses decreased as a percentage of revenues primarily because the Company increased its administrative and support staff at a lower rate than the rate of increase of its consultants.

     Interest Income, Net. Net interest income increased from $124,000 for fiscal 1996 to $302,000 for fiscal 1997. This increase was due primarily to the Company generating more cash from operations during fiscal 1997, which resulted in the Company maintaining higher cash balances during the year.

     Minority Interest. Minority interest was $282,000 for fiscal 1997, and represents the portion of NeuCo's net loss after taxes allocable to its minority owners.

FISCAL 1996 COMPARED TO FISCAL 1995

     Revenues. Revenues increased by $5.5 million, or 17.4%, from $31.8 million for fiscal 1995 to $37.4 million for fiscal 1996. The increase in revenues was due primarily to increased consulting services performed for new and existing clients during the period. In fiscal 1996, the Company experienced revenue increases in both its legal and regulatory consulting services and its business consulting services, and in particular, generated increased revenues in its antitrust and mergers and acquisitions practices. As part of its growth strategy following the management buy-out, and to service additional client engagements, the Company increased the number of its consultants from 90 at the end of fiscal 1995 to 112 at the end of fiscal 1996. Increases in consultants' billing rates during fiscal 1996 also contributed to increased revenues for the period.

     Costs of Services. Costs of services increased by $3.6 million, or 18.3%, from $19.8 million for fiscal 1995 to $23.4 million for fiscal 1996. As a percentage of revenues, costs of services increased slightly from 62.1% in fiscal 1995 to 62.6% in fiscal 1996. The increase as a percentage of revenues was due primarily to a higher percentage of reimbursable expenses in fiscal 1996 as compared to fiscal 1995, which have lower gross margins than professional services fees.

     Supplemental Compensation. Supplemental compensation was $1.2 million in each of fiscal 1996 and fiscal 1995. As a percentage of revenues, supplemental compensation decreased from 3.8% in fiscal 1995 to 3.2% in fiscal 1996.

     General and Administrative. General and administrative expenses increased by $663,000, or 7.9%, from $8.4 million in fiscal 1995 to $9.1 million in fiscal 1996. As a percentage of revenues, general and administrative expenses decreased from 26.4% for fiscal 1995 to 24.2% for fiscal 1996. The decrease as a percentage of revenues was primarily a result of the Company's strategy after the management buy-out to improve the productivity and efficiency of its administrative and support staff, which resulted in the Company reducing its hiring of administrative and support staff during fiscal 1996.

     Interest Income, Net. Net interest income was $124,000 in fiscal 1996 as compared to $118,000 in fiscal 1995.

UNAUDITED QUARTERLY RESULTS

     The following table presents certain unaudited quarterly statements of income information for each of the quarters in fiscal 1996 and fiscal 1997 and the first quarter of fiscal 1998. This information is derived from and is qualified by reference to the audited and unaudited consolidated financial statements included elsewhere in this Prospectus and, in the opinion of management of the Company, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of that information. The first, second and fourth quarters of each fiscal year are 12-week periods and the third quarter of each fiscal year is a 16-week period. However, the fourth quarter in 53-week fiscal years is 13 weeks long. Accordingly, quarter to quarter comparisons of the Company's results of operations are not necessarily meaningful if the quarters being compared are of different lengths. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                                        QUARTER ENDED
                             ----------------------------------------------------------------------------------------------------
                             FEB. 16,   MAY 10,    AUG. 30,     NOV. 30,    FEB. 21,   MAY 16,    SEPT. 5,    NOV. 29,   FEB. 20,
                               1996      1996        1996         1996        1997      1997        1997        1997       1998
                             --------   -------   ----------   ----------   --------   -------   ----------   --------   --------
                                                  (16 WEEKS)   (13 WEEKS)                        (16 WEEKS)
                                                                        (IN THOUSANDS)
Revenues...................   $6,990    $8,334     $11,356      $10,687      $9,648    $9,171     $14,498     $11,488    $11,137
Costs of services..........    4,386     5,021       6,888        7,075       6,106     5,912       9,135       7,221      6,486
Supplemental
  compensation.............      280       280         373          267         280       280         373         300         --
                              ------    ------     -------      -------      ------    ------     -------     -------    -------
Gross profit...............    2,324     3,033       4,095        3,345       3,262     2,979       4,990       3,967      4,651
General and
  administrative...........    1,811     2,087       2,890        2,272       2,134     2,162       3,361       2,852      2,754
                              ------    ------     -------      -------      ------    ------     -------     -------    -------
Income from operations.....      513       946       1,205        1,073       1,128       817       1,629       1,115      1,897
Interest income, net.......       19        34          21           50           9        84          41         168         46
                              ------    ------     -------      -------      ------    ------     -------     -------    -------
Income before provision for
  income taxes and minority
  interest.................      532       980       1,226        1,123       1,137       901       1,670       1,283      1,943
Provision for income
  taxes....................      (37)      (69)        (86)         (81)        (76)      (60)       (112)        (58)      (120)
                              ------    ------     -------      -------      ------    ------     -------     -------    -------
Net income before minority
  interest.................      495       911       1,140        1,042       1,061       841       1,558       1,225      1,823
Minority interest..........       --        --          --           --          --        --         198          84         52
                              ------    ------     -------      -------      ------    ------     -------     -------    -------
Net income.................   $  495    $  911     $ 1,140      $ 1,042      $1,061    $  841     $ 1,756     $ 1,309    $ 1,875
                              ======    ======     =======      =======      ======    ======     =======     =======    =======

     The Company has experienced, and may continue to experience, significant period-to-period fluctuations in revenues and results of operations. The Company's results of operations in any quarter can fluctuate depending upon, among other things, the number of weeks in the quarter, the number and scope of ongoing client engagements, the commencement, postponement and termination of engagements in the quarter, the mix of revenue, the extent of discounting or cost overruns, employee hiring, the ability to reassign consultants efficiently from one engagement to the next, severe weather conditions, and other factors affecting employee productivity. Because the Company generates substantially all of its revenues from consulting services provided on an hourly-fee basis, the Company's revenues in any period are directly related to the number of its consultants, their billing rates and the number of billable hours worked during that period. The Company's ability to increase any of these factors in the short term is limited and, accordingly, the Company may be unable to compensate for periods of underutilization during one part of a fiscal period by augmenting revenues during another part of that period. In addition, the Company intends to hire additional consultants who may not be fully utilized immediately, particularly in the quarter in which such consultants are hired. Moreover, a significant majority of the Company's operating expenses, primarily rent and the base salaries of the Company's consultants, are fixed in the short term, and as a result the failure of revenues to meet the Company's projections in any quarter could have a disproportionate adverse effect on the Company's net income.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's operating activities provided cash of $1.4 million, $2.2 million and $3.6 million in fiscal 1995, fiscal 1996 and fiscal 1997, respectively. In each of these years, the cash from operating activities was generated primarily from net income earned for the period, which increased from $2.4 million in fiscal 1995 to $3.6 million in fiscal 1996 to $4.9 million in fiscal 1997. Cash generated from operating activities was partially offset by increases in unbilled services and accounts receivable, reflecting increased services performed by the Company in each of fiscal 1995, fiscal 1996 and fiscal 1997.

     Cash used in investing activities during fiscal 1995, fiscal 1996 and fiscal 1997 was $698,000, $476,000 and $2.3 million, respectively, and was primarily attributable to purchases by the Company of property and equipment and leasehold improvements. The increased use of cash for investing activities in fiscal 1997 was due primarily to the Company's expansion of its three offices during that year.

     The Company's financing activities used cash of $251,000, $1.3 million and $708,000 in fiscal 1995, fiscal 1996 and fiscal 1997, respectively. A principal use of cash for financing activities in each year was payment of dividends, which totaled $245,000, $1.5 million and $1.6 million in fiscal 1995, fiscal 1996 and fiscal 1997, respectively. In fiscal 1997, the Company's use of cash for financing activities was partially offset by collection of notes receivable from stockholders, the sale of Common Stock to officers of the Company and the investment in NeuCo by minority interest owners.

     In the first quarter of fiscal 1998, the Company's operating activities provided cash of $6.6 million consisting primarily of a decrease in accounts receivable and increases in accounts payable and accrued expenses. Cash used in investing activities for the purchase of property and equipment during the first quarter of fiscal 1998 was $243,000. The Company's financing activities used cash of $1.4 million in the first quarter of fiscal 1998, which consisted primarily of the 1997 Distribution.

     As of February 20, 1998, the Company had cash and cash equivalents of $7.0 million and working capital of $9.6 million. The Company presently has available a $2.0 million revolving line of credit with BankBoston Corporation ("BankBoston"), which is secured by the Company's accounts receivable. This line of credit automatically renews each year on June 30 unless earlier terminated by either the Company or BankBoston. No borrowings were outstanding under this line of credit as of February 20, 1998 or as of the date hereof. The Company had outstanding standby letters of credit under this line of credit as of February 20, 1998 amounting to $76,000, which expire between March and June 1998.

     The Company believes that the net proceeds of the Offering, together with funds generated by operating activities, existing cash balances and credit available under its bank line of credit, will be sufficient to meet the Company's working capital and capital expenditure requirements for at least the next 12 months.

     The Company is currently assessing the potential impact of the Year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold by the Company. While there can be no assurance that all issues arising from the Year 2000 will be identified and resolved satisfactorily, the Company presently believes that Year 2000 issues will not pose significant operational problems for the Company or have a material adverse effect on the Company's business, financial condition or results of operations.

     To date, inflation has not had a material impact on the Company's financial results. There can be no assurance, however, that inflation may not adversely affect the Company's financial results in the future.

                                    BUSINESS

INTRODUCTION

     The Company is a leading economic and business consulting firm that applies advanced analytic techniques and in-depth industry knowledge to complex engagements for a broad range of clients. Founded in 1965, the Company provides original and authoritative advice for clients involved in many high-stakes matters, such as multi-billion dollar mergers and acquisitions, new product introductions, major capital investment decisions, and complex litigation, the outcome of which often has significant implications or consequences for the parties involved. The Company offers two types of services: legal and regulatory consulting and business consulting. Through its legal and regulatory consulting practice, CRA provides law firms and businesses involved in litigation and regulatory proceedings with expert advice on highly technical issues such as the competitive effects of mergers and acquisitions, damages calculations, measurement of market share and market concentration, liability analysis in securities fraud cases, and the impact of increased regulation. In addition, the Company uses its expertise in economics, finance and business analysis to offer clients business consulting services for strategic issues such as establishing pricing strategies, estimating market demand, valuing intellectual property and other assets, assessing competitors' actions, and analyzing new sources of supply. To complement its analytical expertise in advanced economic and financial methods, the Company offers its clients in-depth industry expertise in specific vertical markets, including chemicals, electric power and other energies, healthcare, materials, media/telecommunications, and transportation.

     The Company's services are provided by its highly credentialed and experienced staff of consultants. As of February 20, 1998, CRA employed 120 full-time professional consultants, including 47 consultants with Ph.D.s and 26 consultants with other advanced degrees, who have backgrounds in a wide range of disciplines, including economics, business, corporate finance, materials sciences and engineering. Since maintaining its reputation is paramount and its engagements are typically complex, the Company is extremely selective in its hiring of consultants, recruiting individuals from leading universities, industry and government. Many of the Company's consultants are nationally recognized as experts in their respective fields, having published scholarly articles, lectured extensively and been quoted in the press. To enhance the expertise it provides to its clients, CRA maintains close working relationships with a select group of Outside Experts.

     Through its offices in Boston, Massachusetts, Washington, D.C. and Palo Alto, California, CRA has completed more than 2,500 engagements for clients, including major law firms, domestic and foreign corporations, federal, state and local government agencies, governments of foreign countries, public and private utilities, and national and international trade associations. While the Company has particular expertise in certain vertical markets, the Company provides services to a diverse group of clients in a broad range of industries. During its last three fiscal years, the Company had over 1,200 engagements for clients that included 59 of the 100 largest U.S. law firms (ranked by The American Lawyer based on 1996 revenues) and 109 Fortune 500 companies (based on 1996 revenues). During that period, the Company's clients included Cravath, Swaine & Moore; Ford Motor Company; Jones, Day, Reavis & Pogue; Procter & Gamble Company Inc.; Skadden, Arps, Slate, Meagher & Flom LLP; and Time Warner Inc. No single client accounted for over 10% of the Company's revenues in fiscal 1997.

     Officers and directors of the Company completed a management buy-out in March 1995, resulting in a broad expansion of the Company's ownership principally from its three founders to all of its officers and directors at that time. In order to align each officer's interest with the overall interests and profitability of CRA, the Company adopted, as part of the management buy-out, a policy requiring that each of its officers have an equity interest in CRA. As of the date of this Prospectus, the Company's stock is broadly held among over 30 officers and directors. In connection with the management buy-out, the Company refocused its efforts on improving profitability and expanding its areas of expertise and its client base. The Company's revenues and income from operations have increased from $31.8 million and $2.5 million in fiscal 1995 to $44.8 million and $4.7 million in fiscal 1997, respectively, representing compound annual growth rates of 18.6% and 37.8%, respectively.

INDUSTRY OVERVIEW

     The environment in which businesses operate is becoming increasingly complex. Expanding access to powerful computers and software is providing companies with almost instantaneous access to a wide range of internal information, such as supply costs, inventory values, and sales and pricing data, as well as external information such as market demand forecasts and customer buying patterns. At the same time, markets are becoming increasingly global, offering companies the opportunity to expand their presences throughout the world and exposing them to increased competition and the uncertainties of foreign operations. Many industries are rapidly consolidating as companies are pursuing mergers and acquisitions in response to increased competitive pressures and to expand their market opportunities. In addition, companies are relying to a greater extent on technological and business innovations to improve efficiency, thus increasing the importance of strategically analyzing their businesses and developing and protecting new technology. As a result of this increasingly competitive and complex business environment, companies are required to constantly gather, analyze and utilize available information to enhance their business strategies and operational efficiencies.

     The increasing complexity and changing nature of the business environment is also forcing governments to adjust their regulatory strategies. For example, certain industries such as healthcare are subject to frequently changing regulations while other industries such as telecommunications and electric power are experiencing trends toward deregulation. These constant changes in the regulatory environment are leading to frequent litigation and interaction with government agencies as companies attempt to interpret and react to the implications of this changing environment. Furthermore, as the general business and regulatory environment becomes more complex, litigation has also become more complicated, protracted, expensive and important to the parties involved.

     As business, legal and regulatory environments undergo rapid change and become more complex, companies are increasingly relying on sophisticated economic and financial analysis to solve complex problems and improve decision-making. Economics and finance provide the tools necessary to analyze a variety of issues confronting businesses, such as interpretation of sales data, effects of price changes, valuation of assets, assessment of competitors' activities, evaluation of new products and analysis of supply limitations. Governments are also relying to an increasing extent on economic and finance theory to measure the effects of anti-competitive activity, evaluate mergers and acquisitions, change regulations, implement auctions to allocate resources, and establish transfer pricing rules. Finally, litigants and law firms are using economic and finance theory to help determine liability and to calculate damages amounts in complex and high-stakes litigation. As this need for complex economic and financial analysis becomes more widespread, CRA believes that companies will increasingly turn to outside consultants for access to specialized expertise, experience and prestige that are not available to them internally.

COMPETITIVE STRENGTHS

     Since 1965, the Company has been committed to providing sophisticated consulting services to its clients. The Company believes that the following factors have been critical to its success:

     Strong Reputation for High Quality Consulting. For over 30 years, the Company has been a leader in providing sophisticated economic analysis and original, authoritative studies for clients involved in complex litigation and regulatory proceedings. As a result, the Company believes that it has established a strong reputation among leading law firm and business clients as a preferred source of expertise in economics and finance, as evidenced by the Company's high level of repeat business and significant referrals from existing clients. Approximately 60% of the Company's revenues from new engagements in fiscal 1997 were derived from engagements for existing clients. In addition, the Company believes that its significant name recognition, developed as a result of its work on many high profile litigation and regulatory engagements, has enhanced the development of its business consulting practice. While reputation for high quality consulting and name recognition are critical in attracting new clients, CRA believes that these factors are equally important to its ability to recruit and retain both consultants and renowned Outside Experts.

     Highly Educated, Experienced and Versatile Consulting Staff. The Company believes that its most important asset is its base of full-time consultants, particularly its senior consultants. Of the Company's

120 consultants as of February 20, 1998, 69 are either officers, principals or senior associates, substantially all of whom have a Ph.D. or a master's degree. Many of these senior consultants are nationally recognized as experts in their respective fields, having published scholarly articles, lectured extensively and been quoted in the press. In addition to their expertise in a particular field, most of the Company's consultants are able to apply their skills across numerous practice areas. This flexibility in staffing engagements is critical to the Company's ability to apply its resources as needed to meet the demands of its clients. As a result, the Company seeks to hire consultants who not only have strong analytical skills but also are creative, intellectually curious and driven to develop expertise in new practice areas and industries.

     Vertical Market Expertise. By maintaining expertise in certain industries, the Company is able to offer clients creative and pragmatic advice tailored to their specific markets. This vertical market expertise, developed by CRA over decades of providing sophisticated consulting services to a diverse group of clients in industries such as chemicals, electric power and other energies, healthcare, materials, media/telecommunications, and transportation, differentiates the Company from many of its competitors. CRA believes that it has developed a strong reputation and substantial name recognition within these specific industries, which leads to repeat business and new engagements from clients in those markets.

     Broad Range of Services. By offering clients both legal and regulatory consulting services and business consulting services, CRA is able to satisfy a broad array of client needs, ranging from expert testimony for complex lawsuits to designing global business strategies. This broad range of expertise enables the Company to take an interdisciplinary approach to certain engagements, combining economists and experts in one area with specialists in another discipline. The Company emphasizes its diverse capabilities to clients and regularly cross-markets across its service areas. For example, it is not unusual for a client that the Company assists in a litigation matter to later retain the Company for a business consulting matter. In addition, the Company believes that consultants and Outside Experts are attracted by the opportunity to work on a diverse array of matters.

     Access to Leading Academic and Industry Experts. To enhance the expertise it provides to its clients, CRA maintains close working relationships with a select group of Outside Experts. Depending on client needs, the Company uses Outside Experts for their specialized expertise, assistance in conceptual problem-solving and expert witness testimony. CRA works regularly with renowned professors at Harvard University, the Massachusetts Institute of Technology, Georgetown University, The University of California, Stanford University, The University of Virginia and other leading universities. Outside Experts also generate business for CRA and provide the Company access to other leading academic and industry experts. By establishing affiliations with prestigious Outside Experts, the Company further enhances its reputation as a leading source of sophisticated economic and financial analysis.

GROWTH STRATEGY

     CRA intends to enhance its position as a leading economic and business consulting firm by pursuing the following growth strategy:

     Attract and Retain High Quality Consultants. Since its consultants are its most important asset, the Company's ability to attract and retain highly credentialed and experienced consultants both to work on engagements and to generate new business is crucial to the Company's success. In order to attract highly qualified consultants, the Company offers competitive compensation and benefits and has developed a career enhancement program that offers consultants career enrichment opportunities and access to individualized training. While competitive compensation and benefits are important, CRA believes that consultants are attracted to CRA because of its strong reputation, the credentials, experience and reputation of its consultants, the opportunity to work on a diverse array of matters, the opportunity to work with renowned Outside Experts, and the collegial atmosphere of the Company. The Company believes that its attractiveness as an employer is reflected in its low turnover rate among employees and that its status as a public company will further enhance its ability to recruit and retain employees. The Company intends to grant stock options to certain employees as part of its efforts to attract and retain consultants.

     Increase Marketing Activities. Historically, the Company has primarily relied on its reputation and client referrals for new business. As a result, the Company believes there is an opportunity to expand significantly its marketing activities in order to attract new clients and increase the overall exposure of its consultants. For example, the Company intends to increase its presence at selected conferences, seminars and public speaking engagements to increase client referrals and lead generation. The Company also intends to increase circulation of its client publications, which highlight emerging trends and noteworthy CRA engagements, as well as to encourage its consultants to publish articles more frequently in the trade press and academic journals.

     Expand Services. While the Company currently offers a broad range of services, CRA believes there are opportunities to expand the services and expertise it provides to its clients. For example, applying the expertise of several of its consultants in game theory, the Company recently began offering consulting services in auction design and implementation. Similarly, the Company believes that it can expand into other related areas of business with its existing consultants, most of whom have experience in a wide variety of fields. To encourage the development of new ideas and expertise, the Company fosters an environment that rewards creativity and innovation.

     Establish Relationships with Additional Outside Experts. The Company intends to establish relationships with additional leading academic and industry experts. In addition to helping the Company serve its clients better, Outside Experts often provide the Company with new sources of business and expand the Company's network of academic affiliations. Moreover, the Company believes that affiliations with additional, prestigious Outside Experts will further enhance its reputation and aid in its recruiting of consultants. The Company may grant stock options to attract additional Outside Experts.

     Pursue Strategic Acquisitions and Alliances. The Company will seek to expand its operations through the acquisition of complementary businesses and by establishing strategic alliances. Given the highly fragmented nature of the consulting industry, CRA believes that there are numerous opportunities to acquire small consulting firms. The Company believes the acquisition of complementary businesses and the establishment of strategic alliances, such as it has done for its auctions consulting practice, will provide it with additional consultants, new service offerings, additional industry expertise, a broader client base or an expanded geographic presence. As of the date of this Prospectus, the Company has no agreement or understanding regarding any acquisitions.

     Open New Offices. The Company may expand its geographic presence by opening one or more additional offices, particularly in major metropolitan areas that have leading universities. The Company believes this strategy will help to attract consultants and Outside Experts and provide it with additional marketing opportunities for clients located in those regions.

     There can be no assurance that the Company will be successful in any of the elements of its growth strategy.

SERVICES

     The Company offers services in two broad areas: legal and regulatory consulting and business consulting. In its legal and regulatory practice, the Company usually works closely with law firms on behalf of one or more companies involved in litigation or regulatory proceedings. Many of the lawsuits and regulatory proceedings in which the Company is involved are high-stakes matters, such as obtaining regulatory approval of a pending merger or analyzing possible damages awards in a securities fraud case, the outcome of which often has significant implications or consequences for the parties involved. In the business consulting practice, CRA typically provides services directly to companies seeking assistance with strategic issues that require expert economic or financial analysis. Many of these matters involve "mission-critical" decisions for the client, such as positioning and pricing a new product or developing a new technological process. Engagements in the Company's two service areas often involve similar areas of expertise and address related issues, and it is common for CRA's consultants to work on engagements in both service areas. The Company estimates that it derived approximately two-thirds of its revenues in fiscal 1997 from legal and regulatory consulting and approximately one-third from business consulting.

     LEGAL AND REGULATORY CONSULTING. The ability to formulate and effectively communicate powerful economic and financial arguments to courts and regulatory agencies is often critical to a successful outcome in litigation and regulatory proceedings. Through its highly educated and experienced consulting staff, the Company applies advanced analytic techniques in economics and finance to complex engagements for a diverse group of clients. The Company offers its clients a wide range of legal and regulatory consulting services, including the following:

     Antitrust. CRA has expertise in a variety of issues arising in antitrust litigation, including collusion, price signaling, monopolization, tying, exclusionary conduct, resale price maintenance, predatory pricing and price discrimination. Expert testimony and analysis by economists play an increasingly important role in antitrust litigation. For the past three decades, the Company has provided expert assistance to law firms in a wide variety of antitrust lawsuits, including supporting IBM in landmark antitrust litigation brought by the DOJ and others.

     Mergers and Acquisitions. The Company assists clients involved in mergers and acquisitions in their interactions with domestic and foreign antitrust regulatory authorities. By applying economic methods and tools, CRA helps clients simulate the effects of mergers on prices, estimate demand elasticities, design and administer customer and consumer surveys, and study the efficiencies that motivate or result from acquisitions. In addition, the Company regularly assists clients in proceedings before the FTC and DOJ, including helping them obtain termination of the waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

     Finance. The Company offers clients a variety of financial advisory services, including valuations, securities fraud analysis, and risk assessments for options, futures, swaps and other derivatives. For clients involved in litigation and regulatory proceedings, CRA values businesses, products, contracts and securities, and provides expert testimony on a variety of valuation issues. The financial analysis performed by the Company encompasses cash-flow estimates, "but-for" analyses of revenues, complex analytical models and estimates of appropriate discount rates. The Company also assists clients in securities fraud cases by estimating damages computations and analyzing potential liability.

     Intellectual Property. The Company provides expert consulting and testimony on a broad array of issues arising from intellectual property rights and valuations of intellectual property, cost-sharing arrangements, royalty rates, and determinations of fair market value of intellectual property transferred between related parties. For example, CRA estimates damages and provides expert testimony in patent, trademark, copyright, trade secret and unfair competition disputes. Its services include estimating lost profits, reasonable royalties, unjust enrichment and prejudgment interest.

     Transfer Pricing. CRA provides transfer pricing advice for companies that are establishing foreign operations and for companies with existing foreign operations seeking to improve their tax positions. The Company helps clients to analyze their affiliates' functions and risks, the value of tangible and intangible assets, precedents set by comparable industry transactions, and the specifics of the tax laws in the relevant countries. In addition, CRA assists clients in preparing for Internal Revenue Service and foreign tax authority audits and provides expert testimony and litigation support in lawsuits related to transfer pricing disputes.

     Environment. CRA regularly assists clients involved in environmental disputes both in litigation proceedings and before government agencies. For example, the Company helps clients determine responsibility for environmental cleanups, including Superfund sites, and advises clients on damages calculations resulting from oil spills, hazardous waste disposal and other environmental torts. As part of its work in this area, the Company's consultants and Outside Experts have assisted clients in developing innovative techniques for environmental regulatory compliance, such as emissions trading and regulatory cost-benefit analysis and risk assessment.

     BUSINESS CONSULTING. The business consulting practice of CRA applies a highly analytical, quantitative approach to help companies analyze and respond to market forces and competitive pressures that affect their businesses. The Company advises its clients in many of the same areas in which it provides legal and regulatory consulting, such as finance and mergers and acquisitions. Applying its in-depth knowledge of specific vertical markets, the Company is able to provide insightful, value-added advice to its clients. CRA offers clients practical and creative advice by challenging conventional approaches and generally avoiding predetermined solutions or methodologies. Recognizing the importance that clients place in maintaining confidentiality, CRA does not disclose the identity of its clients unless the Company's engagement with the client is already publicly disclosed. CRA's business consulting services can be grouped into three broad areas, as follows:

     Business Strategy. CRA offers a broad range of strategy-related consulting services designed to help companies evaluate strategic opportunities and increase shareholder value. For example, CRA helps clients to identify investment opportunities, implement cost reduction programs, execute turnaround strategies, improve risk management, make capital investment decisions, complete due diligence, value intellectual property rights and other assets, and establish pricing strategies. The Company also assists clients with acquisitions by assessing the strategic and financial fit of an acquisition candidate. As it does in its legal and regulatory consulting practice, CRA advises clients on the competitive advantages and efficiencies, if any, resulting from acquisitions, as well as any potential antitrust concerns.

     Market Analysis. CRA uses its vertical market expertise and analytical skills to assist its clients in identifying, understanding and reacting to market trends, including measuring market size, estimating supply and demand balances, evaluating growth opportunities, and analyzing procurement strategies. This type of analysis is particularly useful for companies that are launching a new product, repositioning an existing product or operating in an industry undergoing significant change. CRA uses complex computer models to predict the market impact of certain potential actions by the client or third parties. This information is then used to advise the client on product positioning, pricing strategies, competitive threats and probable market reactions. Using its regulatory and legal consulting expertise, CRA assists clients in evaluating the market impact of existing and proposed government policies.

     Technology Management. CRA assists clients in managing their industrial technologies, including analyzing the processes used to develop their products and services. The Company helps clients with their technology needs from assessment through implementation. For example, CRA completes competitive analyses for clients by analyzing competitors' technology and processes through statistical comparisons of raw material costs, sales, productivity measurements and other factors. In addition, CRA helps clients to assess commercialization of new technology by quantifying the costs and benefits of obtaining and implementing new technology, including evaluation of engineering and employee training costs. Finally, the Company assists clients in implementing technology, including helping to coordinate the efforts of research and development organizations and conducting pre-feasibility studies.

VERTICAL MARKET EXPERTISE

     The Company believes its ability to combine expertise in advanced economic and financial methods with in-depth knowledge of particular vertical markets is one of its key competitive strengths. By maintaining expertise in certain industries, the Company provides clients practical advice in both legal and regulatory consulting and business consulting that is tailored to their specific markets. This vertical market expertise, developed by CRA over decades of providing sophisticated consulting services to a diverse group of clients in leading industries, differentiates the Company from many of its competitors. CRA believes that it has developed a strong reputation and substantial name recognition within specific industries, which leads to repeat business and new engagements from clients in those markets. While the Company provides services to clients in a wide variety of industries, it has particular expertise in the following vertical markets:

     Chemicals. The Company has a long history of providing consulting services to chemical companies. For example, CRA has assisted leading chemical companies in improving their research and development capabilities, investing in new businesses, assessing acquisition possibilities, and restructuring their facilities. CRA's industry experience enables it to offer advice to clients regarding pricing and profitability relative to supply, demand and competition within the chemicals industry.

     Electric Power and Other Energies. CRA is a leading provider of economic testimony and analysis of the competitive impacts of electric utility, natural gas, and petroleum mergers and acquisitions. In addition, the Company offers advice to energy clients about the effects of deregulation in the electric power and natural gas industries. In order to help energy clients address frequent regulatory changes, CRA represents them in proceedings before the Federal Energy Regulatory Commission, the Interstate Commerce Commission, state public regulatory commissions, and other international, federal and state administrative agencies. The Company has recently published a comprehensive study analyzing trading in electricity futures contracts.

     Healthcare. CRA advises hospitals, pharmaceutical and medical product companies, and other healthcare clients by combining its in-depth knowledge of the unique and rapidly changing features of healthcare markets with its expertise in antitrust assessment, merger evaluations, measurement of damages and valuation of intellectual property. The Company assists its clients in responding to current competitive pricing trends and incentives created for vertical and horizontal consolidation. For pharmaceutical and medical product companies, CRA helps develop research, development, marketing and reimbursement strategies that highlight the clinical and economic advantages of their pharmaceuticals and medical technologies.

     Materials. Led by a group of consultants with extensive experience and academic backgrounds in the materials and manufactured parts industries, CRA offers advice on a broad array of issues confronting clients selling and using materials such as minerals, metals and polymers. For example, CRA helps companies to analyze potential strategic acquisitions, evaluate capital investment opportunities, define and segment markets, assess new technology, respond to changing regulations, gauge competitors' actions and design business strategies. CRA also has expertise and experience in guiding materials and manufactured parts companies through antidumping proceedings before government agencies.

     Media/Telecommunications. By providing a wide range of consulting services to a diverse group of media and telecommunications clients, the Company has developed a strong reputation as a leading source of expert economic and financial advice for media and telecommunications companies. CRA has been retained by clients involved in some of the largest media/telecommunications mergers, including the acquisitions of Turner Broadcasting System Inc. by Time Warner Inc. and Capital Cities/ABC Inc. by Walt Disney Company. Applying its expertise in the media/telecommunications industry, CRA has helped clients address the dramatic developments in their industry resulting from rapid technological change, deregulation and the globalization of their markets.

     Transportation. The Company assists transportation industry clients by providing services in travel demand forecasting, market assessment, public policy analysis and business strategy. Through the use of sophisticated models for estimating travel demand developed by the Company, CRA helps transportation clients assess the feasibility of entering new markets and consults with governments considering infrastructure improvements. In addition, the Company has advised airline clients on the effects of deregulation and has consulted with automotive companies on the effects of increased government regulation.

NEW OPPORTUNITIES

     An element of the Company's growth strategy is to expand into new practice areas that are complementary to its core practice areas. The Company intends to continue to encourage its consultants to develop expertise in new areas. Two examples of new areas of business that the Company recently developed are described below.

     Auction Consulting. Several of CRA's consultants used their expertise in game theory to develop an auctions consulting practice. CRA is collaborating with Market Design, Inc. ("MDI"), a corporation owned and operated by a group of leading academic experts in the field of auction theory, to provide consulting services for the design and implementation of complex auctions, such as simultaneous ascending-bid auctions in which multiple objects are available for bid at the same time. Using jointly developed, sophisticated software, the Company and MDI help businesses and governments formulate rules for auctions, run auctions and track auction results. In addition, CRA and MDI provide bidder support services prior to and during an auction, including competitive evaluations, optimal bidding strategies and assessments of the competition's behavior. CRA typically charges clients a license fee for its auction software (a portion of which is shared with MDI) in addition to charging for its consulting services.

     The Company's auction consulting work began in 1995 and was initially focused primarily on auctions of telecommunications spectrum licenses. For example, CRA and MDI were hired by Mexico's Comision Federal de Telecomunicaciones to design and help implement auctions for paging spectrum, microwave bands and personal communication services. While still focusing on telecommunications auctions, the Company has also provided auction consulting services to electric utilities, and intends to expand its auction consulting work into other industries, such as minerals and chemicals, that are beginning to use auctions more frequently to allocate resources and property rights.

     NeuCo. In June 1997, the Company invested approximately $650,000 for a majority interest in NeuCo. NeuCo was established by the Company and an affiliate of Commonwealth Energy Systems as a start-up entity to develop and market a family of neural network software tools and complementary applications consulting services for electric utilities. NeuCo's products and services are designed to help utilities improve their power plants by improving heat rate, reducing emissions, overcoming operating constraints and increasing output capability. NeuCo was established in connection with the Company's consulting engagement with Commonwealth Energy.

     While NeuCo is currently operating at a loss, and there can be no assurance that it will become profitable, the Company believes that demand exists for NeuCo's products and services. As of the date of this Prospectus, NeuCo has implemented its software and services solution at one of Commonwealth Energy's electric utility plants, and it is providing consulting services to another client. Although NeuCo's initial products and services are designed for electric utilities, the Company believes that NeuCo's neural network software tools can be adapted and combined with consulting services to form a solutions package to meet the efficiency needs of companies outside the electric power industry, particularly for gas and other combustion companies. The software engine that NeuCo utilizes to build its software applications is licensed by the Company from a third party and sublicensed to NeuCo. In addition to the sublicense, the Company provides NeuCo with general, administrative and other services for agreed-upon fees.

CLIENTS

     The Company has completed more than 2,500 engagements for clients including major law firms, domestic and foreign corporations, federal, state and local government agencies, governments of foreign countries, public and private utilities, and national and international trade associations. While the Company has particular expertise in certain vertical markets, the Company provides services to a diverse group of clients in a broad range of industries. During its last three fiscal years, CRA worked with 59 of the 100 largest U.S. law firms (ranked by The American Lawyer based on 1996 revenues) and 109 Fortune 500 companies (based on 1996 revenues). No single client accounted for over 10% of the Company's revenues in fiscal 1997. CRA's policy is to keep the identities of its clients confidential unless the Company's work for the client is already publicly disclosed.

     The following are examples of the Company's engagements:

  Legal and Regulatory Consulting

     - The Company assisted Procter & Gamble Company Inc. ("P&G") and its counsel in assessing the antitrust implications of P&G's acquisition of Tambrands Inc. The DOJ was concerned that the proposed merger might reduce competition and lead to price increases for feminine protection products. CRA reviewed P&G's and Tambrands' internal planning documents, which indicated that the two companies' products did not compete directly against each other. CRA confirmed this by applying sophisticated econometric techniques to consumer purchase data. CRA presented its findings, together with its extensive supporting data, to the DOJ's investigative staff to demonstrate that the two companies' products were either in distinct markets, or if in the same market, not substitutes for each other. After considering CRA's analysis and data, the DOJ allowed the acquisition to proceed.

     - CRA assisted Polaroid Corporation in its instant-camera patent infringement lawsuit against Eastman Kodak Company. Working closely with two Outside Experts, CRA developed estimates of reasonable royalties and the value of lost profits on the basis of lost sales and price erosion resulting from Eastman

       Kodak's infringement. CRA formulated its damages calculations using a non-linear model of consumer demand for a durable good. This model, developed by two Outside Experts working in conjunction with CRA consultants, analyzed consumer buying patterns, price movements and other factors in the context of a new product introduction. CRA assisted the Outside Experts with their trial testimony and worked closely with Polaroid's lawyers in preparing witnesses and critiquing the opposing parties' experts. CRA's analysis contributed to Polaroid obtaining a significant damages award.

     - Exxon Company, USA retained CRA to assist in preparing for litigation related to the oil spill from the tanker Exxon Valdez. CRA examined a number of theoretical and empirical issues regarding the reliability of measures of natural resource damages. Working with a team of survey researchers, economists, psychologists, and statisticians, CRA developed and conducted a number of experiments after gathering and interpreting data from questionnaires administered to several thousand respondents throughout the United States. The studies specifically addressed the reliability and sensitivity of contingent valuation methods in measuring damages to environmental resources. CRA's study results indicated that slight variations in survey techniques and methodologies could lead to dramatically different results. For example, by isolating the "budget context" bias that arises in one traditional method of measuring natural resource damages, CRA's research demonstrated that the traditional method tended to overstate damages by a factor of almost 300 as compared to a survey method that CRA designed to mitigate the bias. Exxon used CRA's analysis to prepare for settlement negotiations.

     - When several major oil companies were accused of conspiring to depress the prices of North Sea or Brent crude oil, they hired CRA to perform a number of sophisticated statistical tests to determine whether Brent prices had been affected by their purchases and sales. CRA's statistical tests demonstrated that there was no pattern of trading by the clients at below-market prices. Rather, the prices of a majority of the clients' trades fell within the range of non-defendants' prices prevailing for the corresponding delivery month and transaction day; the remaining trades were evenly distributed above and below the non-defendants' reported price range. Furthermore, statistical tests revealed no relationship between the relative level of the clients' prices and the direction of change in non-defendants' prices, contrary to what would be expected if the clients' trading activities were designed to drive market prices down. CRA's tests also showed that the volume of trading by its clients was not related to movements in market price and that changes in Brent prices did not lead to changes in prices of other crude oils. CRA's analysis was used by the clients to help settle the matter.

  Business Consulting

     - CRA evaluated the prospects and mechanisms of privatization for a major international oil and gas company. The Company developed a matrix of privatization efforts of companies around the world and determined the factors that contributed to their success or failure. CRA identified and evaluated financial, competitive and shareholder value concerns, and determined key management tradeoffs. In particular, the Company developed recommendations for the preliminary steps necessary for the client to achieve its privatization objectives and assisted with the implementation of the privatization, including the formation of four new operating companies. In addition, CRA advised the client on dividing the enterprise's assets among the four operating companies and establishing transfer prices.

     - CRA developed a turnaround strategy for a nonferrous alloy manufacturing division of a large mining company that was losing money and having production problems. The strategy was based on an analysis of its production problems, costs, competitive positioning, product portfolio and customer mix. The Company identified the inherent potential of the division and explained to the client's board of directors the reasons not to divest the business. The client implemented the turnaround strategy developed by CRA, and the division has since become profitable and is growing.

HUMAN RESOURCES

  Consultants

     On February 20, 1998, the Company had 120 full-time consultants, consisting of 28 officers, 15 principals, 26 senior associates, 36 associates and 15 research assistants, and had over 55 full-time administrative \staff members. Officers and principals generally work closely with clients, supervise junior consultants, provide expert testimony on occasion and seek to generate business for the Company. Senior associates and associates typically serve as project managers and handle complex research assignments. Research assistants gather and analyze data sets and complete statistical programming and library research.

     Most of the Company's revenues are derived directly from the services provided by its full-time consultants. The Company's consultants have backgrounds in many disciplines, including economics, business, corporate finance, materials sciences and engineering. Substantially all of CRA's senior consultants, consisting of officers, principals and senior associates, have either a Ph.D. or a master's degree in addition to substantial management, technical or industry expertise. Of the Company's total senior consulting staff of 69 as of February 20, 1998, 41 have Ph.D.s in economics, six have Ph.D.s in other disciplines and 18 have other advanced degrees. The Company believes that its financial results, reputation and growth are directly related to the number and quality of its consultants.

     The Company is highly selective in its hiring of consultants, recruiting primarily from leading universities, industry and government. CRA carefully screens candidates and usually arranges for candidates seeking a senior consulting position to interview in at least two of CRA's offices. Prior to hiring a candidate for a senior consulting position, CRA requires that the candidate make a technical presentation to a group of CRA consultants. The Company believes that consultants choose to work at CRA and that turnover is low because of its strong reputation, the credentials, experience and reputation of its consultants, the opportunity to work on a diverse array of matters, the opportunity to work with renowned Outside Experts, and the collegial atmosphere of the Company. The Company believes that its attractiveness as an employer is reflected in its low turnover rate among employees and that its status as a public company will further enhance its ability to recruit and retain employees.

     CRA's training and career development program for its consultants focuses on three areas: supervision, seminars and scheduled courses. This program is designed to complement on-the-job experience and an employee's pursuit of his or her own career development. New consultants participate in a structured program in which they are partnered with an assigned mentor. Through CRA's ongoing seminar program, outside speakers make presentations and conduct discussions with the consultants on various topics. In addition, consultants are expected to present papers, discuss significant cases, or outline new analytical techniques or marketing opportunities periodically at in-house seminars. CRA also provides scheduled courses designed to improve an employee's professional skills, such as presentation and sales and marketing techniques. Consultants are also encouraged to pursue their academic interests by authoring articles for economic and other journals.

     Each of CRA's senior consultants has signed a non-solicitation agreement which generally prohibits the employee from soliciting clients of CRA for a period of six months following termination of the person's employment with the Company and from soliciting CRA's employees for a period of two years after termination of the person's employment. Each of the Company's current stockholders, including each of CRA's officers, has entered into an agreement with CRA (the "Stock Restriction Agreement"), pursuant to which each stockholder has agreed, among other things, not to sell or otherwise transfer any shares of Common Stock of the Company owned by the stockholder prior to the Offering without the consent of the Board of Directors of the Company for a period of two years following the closing of the Offering. For more information regarding the Stock Restriction Agreement, see "Certain Transactions--Stock Restriction Agreement."

  Outside Experts

     The Company works closely with a select group of Outside Experts from leading universities and industry, who supplement the work of the Company's consultants and generate business for the Company. The Company believes that Outside Experts choose to work with the Company on engagements because of the interesting and challenging nature of the work involved, the opportunity to work with CRA's highly educated consultants and the financially rewarding nature of the work. Four Outside Experts, each of whom is a stockholder of the Company (see "Principal and Selling Stockholders") and a party to the Stock Restriction Agreement, have entered into agreements with the Company that restrict their right to compete with the Company.

MARKETING

     The Company relies to a significant extent on the efforts of its consultants, particularly its officers and principals, to market the Company's services. Consultants are encouraged to generate new business from both existing and new clients, and are rewarded with increased compensation and promotions for obtaining new business. In pursuing new business, the Company's consultants emphasize CRA's institutional reputation and experience, while also promoting the expertise of the particular employees who will work on the matter. Many of the Company's consultants have published articles in industry, business, economic, legal and scientific journals and have made speeches and presentations at industry conferences and seminars, which serve as a means of attracting new business and enhancing their reputations. Consultants on occasion work with one or more Outside Experts to market the Company's services.

     The personal marketing efforts of the Company's consultants are supplemented by firm-wide initiatives. Historically, the Company has primarily relied on its reputation and client referrals for new business. Since the management buy-out in 1995, the Company has increased its marketing activities and intends to continue to expand its current marketing programs. CRA regularly organizes seminars for existing and potential clients featuring panel members that include the Company's consultants, Outside Experts and leading government officials. The Company has an extensive set of brochures organized around CRA's service areas, which outline the Company's experience and capabilities. In addition, the Company periodically distributes publications to existing and potential clients highlighting emerging trends and noteworthy CRA engagements. Because existing clients are an important source of repeat business and referrals, the Company communicates regularly with its existing clients to keep them informed of developments that affect their markets and industries.

     In its legal and regulatory consulting practice, much of the Company's new business is derived from referrals by existing clients. The Company has worked with leading law firms across the country and believes it has developed a reputation among law firms as a preferred source of sophisticated economic advice for litigation and regulatory work. For its business consulting practice, the Company also relies on referrals from existing clients, but supplements referrals with a significant amount of direct marketing to new clients through conferences, publications, presentations and direct solicitations.

     It is important to the Company that it conduct business ethically and in accordance with industry standards and the Company's own rigorous professional standards. The pursuit of specific markets, clients and bids on specific requests for proposals are carefully considered. Before a new client or matter is accepted, the Company determines whether a conflict of interests exists by circulating a client development report among its officers and by checking the Company's internal client database.

COMPETITION

     The market for economic and business consulting services is intensely competitive, highly fragmented and subject to rapid change. In general, the barriers to entry into the Company's markets are few, and the Company expects to face additional competition from new entrants into the economic and business consulting industries. In the legal and regulatory consulting market, the Company competes primarily with other economic consulting firms and individual academics. The Company believes that the principal competitive factors in this market are reputation, analytical ability, industry expertise and service. In the business consulting market, the Company competes primarily with other business and management consulting firms, specialized or industry-specific consulting firms, the consulting practices of large accounting firms, and the internal professional resources of existing and potential clients. The Company believes that the principal competitive factors in this market are reputation, industry expertise, analytical ability, service and price. Many of the Company's competitors have national and international reputations as well as significantly greater personnel, financial, managerial, technical and marketing resources than the Company. Certain of the Company's competitors also have a significantly broader geographic presence than the Company. There can be no assurance that the Company will compete successfully with its existing competitors or with any new competitors.

FACILITIES

     The Company's headquarters is located in Boston, Massachusetts in a leased facility consisting of approximately 41,000 square feet, under a 15-year lease that expires in 2008. The Company also occupies leased office space in Washington, D.C. and Palo Alto, California. The Company believes that its existing facilities are adequate to meet its current requirements and that suitable space will be available as needed.

LEGAL PROCEEDINGS

     As of the date of this Prospectus, the Company is not a party to any legal proceedings the outcome of which, in the opinion of management of the Company, would have a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

                   NAME                     AGE                        POSITION
------------------------------------------  ---  ----------------------------------------------------
Franklin M. Fisher (1)(2).................   63  Chairman of the Board
Rowland T. Moriarty (1)(2)(3).............   51  Vice Chairman of the Board
James C. Burrows..........................   54  President, Chief Executive Officer and Director
Laurel E. Morrison........................   47  Chief Financial Officer, Vice President,
                                                   Finance and Administration, and Treasurer
Firoze E. Katrak (3)......................   46  Vice President, Director
William B. Burnett (2)....................   49  Vice President, Director
Carl Kaysen (1)(3)........................   78  Director

---------------
(1) Member of the Compensation Committee
(2) Member of the Governance Committee
(3) Member of the Audit Committee

     FRANKLIN M. FISHER has served as an Outside Expert and a director of the Company since 1967. Since April 1997, Dr. Fisher has served as Chairman of the Board of Directors. Dr. Fisher has been a professor of economics at the Massachusetts Institute of Technology since 1965, and the president and sole employee of FMF, Inc., an economic consulting firm, since 1980. Dr. Fisher is also a director of the National Bureau of Economic Research and a member of the Steering Committee of the Institute for Social and Economic Policy in the Middle East at Harvard University's John F. Kennedy School of Government. He received his Ph.D. in economics in 1960 from Harvard University.

     ROWLAND T. MORIARTY has served as a director of the Company since 1986 and as Vice Chairman of the Board since December 1992. Dr. Moriarty is also Chairman of the Board of Managers and a member of NeuCo. Dr. Moriarty has served as Chairman and Chief Executive Officer of Cubex Inc., an international marketing consulting firm, since 1992. Dr. Moriarty was a professor at the Harvard Business School from 1981 to 1992, where he received his D.B.A. in Marketing in 1980. He is a director of Staples, Inc. and Trammel Crow Corporation.

     JAMES C. BURROWS joined the Company in 1967 and has served as its President and Chief Executive Officer since March 1995 and as a director since April 1993. Since December 1992, Dr. Burrows has directed the Company's legal and regulatory consulting practice. From 1971 to March 1995, Dr. Burrows served as a Vice President of the Company and from June 1987 to December 1992 also directed the Company's economic litigation program. Dr. Burrows received his Ph.D. in economics from the Massachusetts Institute of Technology in 1970.

     LAUREL E. MORRISON has served as Chief Financial Officer, Vice President of Finance and Administration, and Treasurer of the Company since December 1996. Ms. Morrison served as Controller of the Company from May 1993 until December 1996. Ms. Morrison previously served as Controller of MicroMentor, Inc., a software company, from November 1992 to May 1993. Ms. Morrison is a certified public accountant.

     FIROZE E. KATRAK has served as Vice President of the Company since 1986 and as a director of the Company since April 1993. Since June 1987, he has served as head of the Company's materials and manufacturing consulting practice. Dr. Katrak received his Ph.D. in materials engineering from the Massachusetts Institute of Technology in 1978 and has been an employee of the Company since that time.

     WILLIAM B. BURNETT joined the Company as Vice President in 1988 and has served as a director since June 1994. From 1982 to 1988, Mr. Burnett served as a Vice President of Glassman-Oliver Economic Consultants, Inc., a consulting firm. Prior to joining the Company, Mr. Burnett served in the Bureau of Economics at the FTC from 1976 to 1982. Mr. Burnett received his M.A. in economics from Cornell University in 1975.

     CARL KAYSEN has served as a director of the Company since 1986. From December 1992 until April 1997, Dr. Kaysen served as Chairman of the Board of Directors. Since 1990, Dr. Kaysen has been professor emeritus of political economy in the School of Humanities and Social Science at the Massachusetts Institute of Technology. Dr. Kaysen received his Ph.D. in economics from Harvard University in 1954.

     The Board of Directors is divided into three classes, one class of which is elected each year at the annual meeting of stockholders to hold office for a term of three years. Dr. Moriarty and Mr. Burnett serve as Class I directors; their terms of office expire in 1999. Drs. Katrak and Kaysen serve as Class II directors; their terms of office expire in 2000. Drs. Fisher and Burrows serve as Class III directors; their terms of office expire in 2001. Each director also continues to serve as a director until his successor is duly elected and qualified. Executive officers of the Company are elected by and serve at the discretion of the Board of Directors.

     The Board of Directors has a Compensation Committee, which provides recommendations concerning salaries and incentive compensation for employees of and consultants to the Company. The Board of Directors also has an Audit Committee, which reviews the scope and results of the audit and other services provided by the Company's independent auditors. The Board of Directors also has a Governance Committee, which nominates persons to serve as directors of the Company.

     There are no family relationships among the directors and executive officers of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee currently consists of Drs. Fisher, Kaysen and Moriarty. Dr. Moriarty is Chairman of the Board of Managers and a member of NeuCo, a subsidiary of the Company. For information concerning a stock restriction agreement to which Drs. Fisher, Kaysen and Moriarty are parties as well as certain payments by the Company to Drs. Fisher and Moriarty, see "Certain Transactions."

DIRECTOR COMPENSATION

     The Company pays its non-employee directors an annual fee of $13,000 for their services as directors, plus $2,000 for each regular Board meeting attended and $1,000 for each special Board meeting attended. Directors who are also employees of the Company do not receive separate fees for their services as directors. See "Certain Transactions" for information concerning consulting fees paid by the Company to certain directors for their services as Outside Experts to the Company.


     Under the 1998 Incentive and Nonqualified Stock Option Plan (the "Option Plan"), each Outside Director (as defined below) who shall be re-elected as a director of the Company or whose term shall continue after the annual meeting of stockholders will on the date of the annual meeting receive a Nonqualified Option (as defined below) to purchase 5,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on that date. Each such option will have a term of five years and will vest in full on the first anniversary of the date of grant. Each person who shall be first elected an Outside Director of the Company after the adoption of the Plan will receive on the date of his or her election as a director a Nonqualified Option to purchase 10,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on that date. Each such option will have a term of five years and will vest in three equal annual installments, commencing on the first anniversary of the date of grant. Under the terms of the Option Plan, an "Outside Director" is a director who (i) is not an employee of the Company or any parent or subsidiary of the Company and (ii) is not a consultant who provides economic consulting services to or in conjunction with the Company or any parent or subsidiary of the Company. Currently, the Outside Directors of the Company are Drs. Moriarty and Kaysen. In accordance with the terms of the Option Plan, in April 1998 in connection with the Company's annual meeting of stockholders, each of Drs. Moriarty and Kaysen was granted a stock option to purchase 5,000 shares of Common Stock at an exercise price equal to the initial public offering price.

EXECUTIVE COMPENSATION

     Compensation Summary. The following table sets forth certain information concerning the compensation earned by the Company's Chief Executive Officer and other executive officers for services rendered in all capacities to the Company for the fiscal year ended November 29, 1997.

                           SUMMARY COMPENSATION TABLE

                                                    ANNUAL COMPENSATION
                                        --------------------------------------------
                                                                     OTHER ANNUAL          ALL OTHER
     NAME AND PRINCIPAL POSITION        SALARY($)   BONUS($)(1)   COMPENSATION($)(2)   COMPENSATION($)(3)
     ---------------------------        ---------   -----------   ------------------   ------------------

James C. Burrows......................  $285,000     $615,000                --             $22,371
  President and Chief Executive
  Officer

Laurel E. Morrison....................   100,000       55,000                --              20,418
  Chief Financial Officer, Vice
  President, Finance and
  Administration, and Treasurer

Firoze E. Katrak......................   220,000      300,000                --              21,331
  Vice President

William B. Burnett....................   220,000      490,000                --              22,776
  Vice President

---------------

(1) Includes supplemental compensation bonuses of $115,000, $5,000, $100,000 and $65,000 for Dr. Burrows, Ms. Morrison, Dr. Katrak and Mr. Burnett, respectively.

(2) Other annual compensation in the form of perquisites and other personal benefits has been omitted because the aggregate amount of such perquisites and other personal benefits was less than $50,000 and constituted less than 10% of the executive officers' respective total annual salary and bonus.

(3) Represents contributions by the Company on behalf of the executive officer to the Company's Savings & Retirement Plan and Trust and premiums paid by the Company for term life insurance for the benefit of the executive officer.

BENEFIT PLANS

  1998 Incentive and Nonqualified Stock Option Plan


     The Company has adopted the 1998 Incentive and Nonqualified Stock Option Plan. A total of 970,000 shares of Common Stock are reserved for issuance under the Option Plan. At the time of the Offering, there are outstanding under the Option Plan options to purchase an aggregate of 345,000 shares of Common Stock at exercise prices equal to the initial public offering price. The Option Plan authorizes (i) the grant of options to purchase Common Stock intended to qualify as incentive stock options ("Incentive Options"), as defined in Section 422 of the Code and (ii) the grant of options that do not so qualify ("Nonqualified Options"). The exercise price of Incentive Options granted under the Option Plan must be at least equal to the fair market value of the Common Stock of the Company on the date of grant. The exercise price of Incentive Options granted to an optionee who owns stock possessing more than 10% of the voting power of the Company's outstanding capital stock must be at least equal to 110% of the fair market value of the Common Stock on the date of grant. The exercise price of Nonqualified Options granted under the Option Plan must be at least equal to 85% of the fair market value of the Common Stock on the date of grant.


     The Option Plan may be administered by the Board of Directors or the Compensation Committee. Except in the case of certain formula grants to Outside Directors described above under "Director Compensation," the Board or the Compensation Committee selects the individuals to whom options will be granted and determines the option exercise price and other terms of each award, subject to the provisions of the Option Plan. Incentive Options may be granted under the Option Plan to employees, including officers and directors who are also employees. Nonqualified Options may be granted under the Option Plan to officers and other employees and to directors and other individuals providing services to the Company, whether or not they are employees of the Company. No participant in the Option Plan may be granted options to purchase more than 150,000 shares of Common Stock in any calendar year.


  1998 Employee Stock Purchase Plan

     The Company has adopted the 1998 Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan authorizes the issuance of up to an aggregate of 243,000 shares of Common Stock to participating employees. The Stock Purchase Plan may be administered by the Board of Directors or the Compensation Committee.

     Under the terms of the Stock Purchase Plan, all employees of the Company (other than seasonal employees) who have completed one year of employment with the Company and whose customary employment is more than part-time (i.e., more than 20 hours per week and more than five months in the calendar year) are eligible to participate in the Stock Purchase Plan. Employees who own five percent or more of the outstanding Common Stock of the Company and directors who are not employees are not eligible to participate in the Stock Purchase Plan.

     The right to purchase Common Stock under the Stock Purchase Plan will be made available through a series of one year offerings (each, an "Offering Period"). On the first day of an Offering Period, the Company will grant to each eligible employee who has elected in writing to participate in the Stock Purchase Plan an option to purchase shares of Common Stock. The employee will be required to authorize an amount (between one and ten percent of the employee's base compensation) to be deducted by the Company from the employee's pay during the Offering Period. On the last day of the Offering Period, the employee will be deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the Stock Purchase Plan, the option exercise price is an amount equal to 85% of the fair market value of one share of Common Stock on either the first or last day of the Offering Period, whichever is lower.

     No employee may be granted an option that would permit the employee's rights to purchase Common Stock to accrue at a rate in excess of $25,000 of the fair market value of the Common Stock, determined as of the date the option is granted, in any calendar year.

     The Company has made no determination as to when the first Offering Period under the Stock Purchase Plan will commence.

  Bonus Program

     The Company maintains a discretionary bonus program, pursuant to which the Company grants performance-based bonuses to its officers and other employees. The Compensation Committee, in its discretion, determines the bonuses to be granted to the Company's officers, and the Company's Chief Executive Officer, in his discretion, determines the bonuses to be granted to the Company's other employees, based upon recommendations of the various committees of officers supervising the employees' work.

  The Charles River Associates Savings & Retirement Plan and Trust

     The Company maintains the Charles River Associates Savings & Retirement Plan and Trust (the "Savings & Retirement Plan"), qualified under Section 401(a) of the Code. All employees of the Company who are 21 years of age are eligible to make salary reduction contributions pursuant to the Savings & Retirement Plan, and those who have also completed at least one year of service (consisting of at least 1,000 hours of service) are eligible to receive profit-sharing contributions from the Company. A participant may contribute a maximum of 20% of his or her pre-tax salary, commissions and bonuses through payroll deductions (up to the statutorily prescribed annual limit of $10,000 in 1998) to the Savings & Retirement Plan. The percentage elected by more highly compensated participants may be required to be lower. The Company may make discretionary matching contributions under the Savings & Retirement Plan on behalf of participants whose annual rate of pay does not exceed $44,500 in an amount up to a maximum of 4% of the participant's pre-tax salary, commissions and bonuses. The Company may also make discretionary profit-sharing contributions on behalf of eligible participants who have completed at least 1,000 hours of service during the fiscal year and are employed by the Company on the last day of the fiscal year. Any profit-sharing contribution is allocated to eligible participants as a percentage of their total compensation (up to the statutorily prescribed maximum of $160,000 in 1998) with a larger percentage allocated to compensation in excess of the Social Security wage base in accordance with rules set forth in the Code. The Company determines the level of the discretionary contributions on an annual basis. In fiscal 1997, the Company made aggregate matching and profit-sharing contributions of approximately $1.2 million.

                              CERTAIN TRANSACTIONS

STOCK RESTRICTION AGREEMENT

     Each person who is a stockholder of the Company before the closing of the Offering (a "Pre-Offering Stockholder") is subject to a Stock Restriction Agreement with the Company. The Stock Restriction Agreement prohibits each Pre-Offering Stockholder from selling or otherwise transferring shares of Common Stock held immediately before the Offering (collectively, "Pre-Offering Stock") as follows: (i) in the first two years after the Offering, no Pre-Offering Stockholder may sell any of his or her Pre-Offering Stock except in a public offering; (ii) in the third, fourth and fifth years after the Offering, each Pre-Offering Stockholder will be able to sell up to an aggregate of 50% of his or her Pre-Offering Stock, less any shares previously sold in public offerings;
(iii) in the sixth and seventh years after the Offering, each Pre-Offering Stockholder will be able to sell up to an aggregate of an additional 20% of his or her Pre-Offering Stock; and (iv) thereafter, each Pre-Offering Stockholder will be able to sell, in any 12-month period, an amount equal to the greater of
(A) 10% of his or her Pre-Offering Stock or (B) one-third of the Pre-Offering Stock held by him or her at the end of the seventh year after the Offering. Upon the death or retirement for disability of any Pre-Offering Stockholder in accordance with the Company's policies, the foregoing restrictions will terminate with respect to his or her Pre-Offering Stock. The Board of Directors will have the discretion to waive any of the restrictions imposed by the Stock Restriction Agreement.


     Under the terms of the Stock Restriction Agreement, if any Pre-Offering Stockholder shall leave the Company (other than for death or retirement for disability in accordance with the Company's policies), the Company (i) will have the right until the second anniversary of the Offering to repurchase up to 85% of his or her Pre-Offering Stock, (ii) will have the right after the second anniversary of the Offering until the fifth anniversary of the Offering to repurchase up to 50% of his or her Pre-Offering Stock, and (iii) will have the right after the fifth anniversary of the Offering to repurchase all of the Pre-Offering Stock that the Pre-Offering Stockholder shall not have already become entitled to sell. The purchase price will be equal to 70% of the fair market value of the repurchased stock (95% in the case of Pre-Offering Stockholders who retire after the fifth anniversary of the Offering), or, if the Pre-Offering Stockholder shall compete with the Company, 40% of such fair market value. The purchase price will be payable in three equal annual installments. The Stock Restriction Agreement will terminate ten years after the Offering or earlier with the approval of the Board of Directors of the Company.


PAYMENTS TO AFFILIATED PARTIES

     The Company has made payments to Dr. Fisher, a director of the Company, and Steven C. Salop, a former director of the Company, for their services as Outside Experts, including for consulting services to clients and for the generation of engagements for the Company. Each of Drs. Fisher and Salop also holds more than five percent of the Common Stock of the Company outstanding before the Offering. In fiscal 1995, fiscal 1996 and fiscal 1997, the Company paid Dr. Fisher an aggregate of $459,673, $202,107 and $167,357, respectively. In fiscal 1995, fiscal 1996 and fiscal 1997, the Company paid Dr. Salop an aggregate of $545,658, $806,855 and $766,114, respectively. The foregoing amounts include payments made to companies wholly owned by the respective Outside Experts.

     In fiscal 1997, the Company paid Dr. Moriarty, a director and five percent stockholder of the Company, an aggregate of $60,000 for consulting services. In addition, the Company has made certain office space and support services available to Cubex Inc., a company wholly owned by Dr. Moriarty. The portion of the Company's expenses, including rent, labor costs and insurance, allocable to the resources made available to Cubex Inc., net of reimbursements, was $22,436, $55,275 and $69,310 in fiscal 1995, fiscal 1996 and fiscal 1997, respectively.

SALE OF STOCK

     In August 1997, the Company sold 26,000 shares of Common Stock to Laurel E. Morrison, the Chief Financial Officer, Vice President, Finance and Administration, and Treasurer of the Company, at a purchase price of approximately $2.71 per share, which represented the fair market value per share at that time, as determined by the Company's Board of Directors. Ms. Morrison paid $24,000 at the time of purchase and the remainder of the purchase price is payable in five annual installments as set forth in the stock purchase agreement.

REPURCHASE OF STOCK

     In May 1995, the Company repurchased 59,800 shares of Common Stock from each of Dr. Fisher and Alan R. Willens, a former director of the Company, in each case for a purchase price equal to the sum of (i) $33,695, payable in three equal annual installments, (ii) an amount, payable in five annual installments, equal to his pro rata portion of 25% of the Company's earnings before bonuses, supplemental compensation and amortization of goodwill for each of fiscal 1995, fiscal 1996, fiscal 1997, fiscal 1998 and fiscal 1999, of which the Company had paid $36,797 as of February 20, 1998, and (iii) $2,020, paid in April 1996.

SUPPLEMENTAL COMPENSATION PROGRAM

     Pursuant to the Company's supplemental compensation bonus program, the Company paid each of Drs. Fisher and Salop $100,000 in each of fiscal 1995, fiscal 1996 and fiscal 1997 and paid Dr. Moriarty $50,000 in each of those years. Payments under this bonus program were discretionary and were based primarily on the Company's cash flows. The Company does not intend to make additional payments under this bonus program after fiscal 1997.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of February 20, 1998, and as adjusted to reflect the sale by the Company and the Selling Stockholders of the shares of Common Stock offered by this Prospectus by (i) each person known by the Company to be the beneficial owner of more than five percent of the Common Stock, (ii) each of the Company's directors, (iii) each of the Company's executive officers, (iv) all directors and executive officers of the Company as a group and (v) each Selling Stockholder.


                                           SHARES BENEFICIALLY OWNED                SHARES TO BE BENEFICIALLY
                                             PRIOR TO OFFERING(1)      NUMBER OF     OWNED AFTER OFFERING(1)
                                           -------------------------   SHARES TO    --------------------------
                  NAME                       NUMBER      PERCENT(2)    BE OFFERED     NUMBER       PERCENT(3)
                  ----                     ----------    -----------   ----------   -----------   ------------
5% STOCKHOLDERS, DIRECTORS AND
  EXECUTIVE OFFICERS:
Franklin M. Fisher(4)(5).................    653,588        10.0%        72,248        581,340         7.2%
James C. Burrows(4)......................    620,256         9.5             --        620,256         7.7
Steven C. Salop(4)(6)....................    585,000         9.0         52,000        533,000         6.6
Firoze E. Katrak(4)(7)...................    438,100         6.7         48,427        389,673         4.8
Rowland T. Moriarty(4)(8)................    410,800         6.3         41,080        369,720         4.6
William B. Burnett(9)....................    312,000         4.8         34,488        277,512         3.4
Carl Kaysen(10)..........................     67,600         1.0          7,473         60,127         *
Laurel E. Morrison.......................     26,000         *               --         26,000         *
All directors and executive officers as a
  group (7 persons)(11)..................  2,528,344        38.8%       203,716      2,324,628        28.8%
OTHER SELLING STOCKHOLDERS(12):
Richard S. Ruback........................    312,000         4.8%        31,200        280,800         3.5%
Jagdish C. Agarwal.......................    208,000         3.2         22,993        185,007         2.3
Thomas R. Overstreet.....................    208,000         3.2         22,993        185,007         2.3
Alan R. Willens..........................    188,188         2.9         20,803        167,385         2.1
Stanley M. Besen.........................    182,000         2.8         20,119        161,881         2.0
Michael A. Kemp..........................    182,000         2.8         20,119        161,881         2.0
Bridger M. Mitchell......................    182,000         2.8         20,119        161,881         2.0
Deloris R. Wright........................    182,000         2.8         20,119        161,881         2.0
Raju Patel(13)...........................    130,000         2.0         14,370        115,630         1.4
Daniel Brand.............................    119,600         1.8         13,221        106,379         1.3
Steven R. Brenner........................    119,600         1.8         13,221        106,379         1.3
George C. Eads...........................    119,600         1.8         13,221        106,379         1.3
W. David Montgomery......................    119,600         1.8         13,221        106,379         1.3
Gary L. Roberts..........................    119,600         1.8         13,221        106,379         1.3
Louis L. Wilde...........................    119,600         1.8         13,221        106,379         1.3
Stephen H. Kalos.........................    104,000         1.6         11,496         92,504         1.1
Arnold J. Lowenstein.....................    104,000         1.6         11,496         92,504         1.1
C. Christopher Maxwell...................    104,000         1.6         11,496         92,504         1.1
Robert M. Spann..........................    104,000         1.6         11,496         92,504         1.1
John R. Woodbury.........................    104,000         1.6         11,496         92,504         1.1
Monica G. Noether........................     98,800         1.5         10,921         87,879         1.1
Robert J. Larner and Anne M. Larner......     89,700         1.4          9,916         79,784         *
Joen E. Greenwood........................     88,608         1.4          9,795         78,813         *
William R. Hughes........................     78,000         1.2          8,622         69,378         *
Gregory K. Bell..........................     65,000         *            7,185         57,815         *
Paul R. Milgrom..........................     52,000         *            5,200         46,800         *
Douglas R. Bohi..........................     26,000         *            2,874         23,126         *


---------------

* Less than one percent.

(1) The persons named in this table have sole voting and investment power with respect to the shares listed, except as otherwise indicated. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership. The description of shares owned after the Offering assumes none of the listed stockholders will purchase additional shares in the Offering.

(2) The total number of shares of Common Stock outstanding as of February 20, 1998 was 6,519,240.

(3) The number of shares of Common Stock deemed outstanding after the Offering includes the additional 1,562,500 shares being offered by the Company hereby.

(4) The address for Drs. Fisher, Burrows, Katrak and Moriarty is in care of the Company, 200 Clarendon Street, Boston, Massachusetts 02116, and the address for Dr. Salop is in care of the Company, Suite 700, 600 13th Street, N.W., Washington, D.C. 20005.

(5)  Dr. Fisher is Chairman of the Board of Directors of the Company.

(6)  Dr. Salop is an Outside Expert.


(7) Includes 130,000 shares of Common Stock held by Raju Patel, as to which Ms. Patel has sole investment power and Dr. Katrak has sole voting power. Dr. Katrak is a Vice President and director of the Company. The number of shares to be offered by Dr. Katrak consists of 34,057 shares to be offered by Dr. Katrak and 14,370 shares to be offered by Raju Patel.


(8) Dr. Moriarty is Vice Chairman of the Board of Directors of the Company and Chairman of the Board of Managers and a member of NeuCo.

(9)  Mr. Burnett is a Vice President and director of the Company.

(10) Dr. Kaysen is a director of the Company.

(11) See notes 5, 6 and 8 through 12.

(12) With the following exceptions, the persons listed under "Other Selling Stockholders" are employees of the Company: Richard S. Ruback and Paul R. Milgrom are Outside Experts; Alan R. Willens is a former director of the Company; and Raju Patel is not an employee of the Company.

(13) Represents shares of Common Stock as to which Ms. Patel has sole investment power and Dr. Katrak has sole voting power.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 25,000,000 shares of common stock, without par value (the "Common Stock"), and 1,000,000 shares of preferred stock, without par value (the "Preferred Stock"). As of February 20, 1998, there were 6,519,240 shares of Common Stock outstanding and held of record by 36 stockholders, and no shares of Preferred Stock outstanding.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to the holders of outstanding Preferred Stock, if any, the holders of Common Stock are entitled to receive such lawful dividends as may be declared by the Board of Directors. In the event of a liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, and subject to the rights of the holders of outstanding Preferred Stock, if any, the holders of Common Stock will be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its stockholders. The Common Stock has no preemptive, redemption, conversion or subscription rights. All outstanding shares of Common Stock are fully paid and non-assessable, except for certain installments not yet due and payable by certain stockholders of the Company. As of February 20, 1998, the aggregate amount of future installments receivable by the Company was $1.1 million. The shares of Common Stock to be issued by the Company in the Offering will be fully paid and non-assessable.

PREFERRED STOCK

     The Board of Directors is authorized, subject to any limitations prescribed by Massachusetts law, to provide for the issuance of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the preferences, voting powers, qualifications, and special or relative rights or privileges thereof. The Board of Directors is authorized to issue Preferred Stock with voting, conversion, and other rights and preferences that could adversely affect the voting power or other rights of the holders of Common Stock. Although the Company has no current plans to issue any Preferred Stock, the issuance of Preferred Stock or of rights to purchase Preferred Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE COMPANY'S AMENDED AND RESTATED ARTICLES OF ORGANIZATION AND AMENDED AND RESTATED BY-LAWS AND OF MASSACHUSETTS LAW

     The Company's Amended and Restated Articles of Organization (the "Articles") and Amended and Restated By-Laws (the "By-Laws") and Massachusetts law contain certain provisions that could be deemed to have anti-takeover effects and that could discourage, delay or prevent a change in control of the Company or an acquisition of the Company at a price which many stockholders may find attractive. These provisions may also discourage proxy contests and make it more difficult for stockholders of the Company to effect certain corporate actions, including the election of directors. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of Common Stock.

  Articles and By-Laws

     The By-Laws provide that nominations for directors may not be made by stockholders at any annual or special meeting thereof unless the stockholder intending to make a nomination notifies the Company of the nomination a specified number of days in advance of the meeting and furnishes to the Company certain information regarding such stockholder and the intended nominee. The By-Laws also require advance notice of any proposal to be brought by a stockholder before any annual or special meeting of stockholders and the provision of certain information to the Company regarding such stockholder and others known to support the proposal and any material interest they may have in the proposal.

     The By-Laws require the Company to call a special meeting of stockholders only at the request of stockholders holding at least 40% of the voting power of the Company. The provisions in the By-Laws pertaining to stockholders and directors (including the provisions described above pertaining to nominations and the presentation of business before a meeting of the stockholders) may not be amended and no provision inconsistent therewith may be adopted without the approval of either the Board of Directors or the holders of at least 80% of the voting power of the Company.

     The Articles provide that certain transactions, such as the sale, lease or exchange of all or substantially all of the Company's property and assets and the merger or consolidation of the Company into or with any other corporation, may be authorized by the approval of the holders of a majority of the shares of each class of stock entitled to vote thereon, rather than by two-thirds as otherwise provided by statute, provided that the transaction has been authorized by a majority of the members of the Board of Directors and the requirements of any other applicable provisions of the Articles have been met.

     The Articles contain a "fair price" provision (the "Fair Price Provision") that provides that certain Business Combinations with any Interested Stockholder (as each such term is defined in the Fair Price Provision) may not be consummated without the approval of the holders of at least 80% of the voting power of the Company, unless approved by at least a majority of the Disinterested Directors (as defined in the Fair Price Provision) or unless certain minimum price and procedural requirements are met. A significant purpose of the Fair Price Provision is to deter a purchaser from using two-tiered pricing and similar unfair or discriminatory tactics in an attempt to acquire control of the Company. The affirmative vote of the holders of 80% of the voting power of the Company is required to amend or repeal the Fair Price Provision or adopt any provision inconsistent with it.

  Massachusetts Law

     Following the Offering, the Company expects that it will have more than 200 stockholders, as a result of which it will be subject to the provisions of Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly held Massachusetts corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless either (i) prior to that date, the Board of Directors approved either the business combination or the transaction in which the person became an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder or (iii) the business combination is approved by the Board of Directors and by the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) voting at a meeting. In general, an "interested stockholder" is a person who owns 5% (15% in the case of a person eligible to file a Schedule 13G under the Securities Act with respect to the Common Stock) or more of the outstanding voting stock of the corporation or who is an affiliate or associate of the corporation and was the owner of 5% (15% in the case of a person eligible to file a Schedule 13G under the Securities Act with respect to the Common Stock) or more of the outstanding voting stock within the prior three years. A "business combination" includes mergers, consolidations, stock and asset sales, and other transactions with the interested stockholder resulting in a financial benefit (except proportionately as a stockholder of the corporation) to the interested stockholder. The Company may at any time amend its Articles or By-Laws to elect not to be governed by Chapter 110F by a vote of the holders of a majority of its voting stock. Such an amendment would not be effective for twelve months and would not apply to a business combination with any person who became an interested stockholder prior to the date of the amendment.

     Upon the closing of the Offering, the Company will be subject to Section 50A of Chapter 156B of the Massachusetts General Laws, which requires that any publicly held Massachusetts corporation have a classified (staggered) Board of Directors unless the corporation opts out of the statute's coverage. The Company has elected not to opt out of the statute's coverage. Section 50A requires that the classified board consist of three classes as nearly equal in size as possible and provides that directors may be removed only for cause, as defined in the statute. See "Management--Executive Officers and Directors."

     The By-Laws include a provision that excludes the Company from the applicability of Chapter 110D of the Massachusetts General Laws, entitled "Regulation of Control Share Acquisitions." In general, this statute provides that any stockholder who acquires 20% or more of the outstanding voting stock of a corporation subject to this statute may not vote that stock unless the disinterested stockholders of the corporation so authorize. In addition, Chapter 110D permits a corporation to provide in its articles of organization or by-laws that the corporation may redeem (for fair value) all of the shares acquired in a control share acquisition if the interested stockholder does not deliver a control share acquisition statement or if the interested stockholder delivers a control share acquisition statement but the stockholders of the corporation do not authorize voting rights for those shares. The Board of Directors may amend the By-Laws at any time to subject the Company to this statute prospectively.

     Under Section 43 of Chapter 156B of the Massachusetts General Laws, any action taken by written consent of the stockholders requires the unanimous written consent of the stockholders entitled to vote on the matter.

LIMITATION OF LIABILITY

     The Company's Articles provide that no director of the Company shall be personally liable to the Company or to its stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation shall not eliminate or limit liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 61 or 62 of Chapter 156B of the Massachusetts General Laws, dealing with liability for unauthorized distributions and loans to insiders, respectively, or (iv) for any transaction from which the director derived an improper personal benefit.

     The Company's Articles and By-Laws further provide for the indemnification of the Company's directors and officers to the fullest extent permitted by
Section 67 of Chapter 156B of the Massachusetts General Laws, including circumstances in which indemnification is otherwise discretionary.

     A principal effect of these provisions is to limit or eliminate the potential liability of the Company's directors for monetary damages arising from breaches of their duty of care, unless the breach involves one of the four exceptions described in (i) through (iv) above. These provisions may also shield directors from liability under federal and state securities laws.

STOCK TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is Boston EquiServe, L.P.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the closing of the Offering, the Company will have 8,081,740 shares of Common Stock outstanding. Of these shares, the 2,188,000 shares of Common Stock sold in the Offering will be freely tradeable in the public market without restriction under the Securities Act, unless they are purchased by an "affiliate" of the Company (as that term is defined in Rule 144 under the Securities Act ("Rule 144")), who would generally be able to sell such shares only in accordance with Rule 144. The remaining 5,893,740 shares will be "restricted securities" as defined in Rule 144 (the "Restricted Shares"). Restricted securities generally may be sold in the public market only if they are registered under the Securities Act or sold in compliance with Rule 144. The Restricted Shares are subject to lock-up agreements pursuant to which they may not be sold or transferred without the prior written consent of NationsBanc Montgomery Securities LLC for a period of 180 days after the date of this Prospectus. See "Underwriting." The Restricted Shares are also subject to the Stock Restriction Agreement, which prohibits the sale or other transfer of Restricted Shares without the consent of the Board of Directors for a period of two years after the Offering and imposes other restrictions on sale in subsequent years. See "Certain Transactions--Stock Restriction Agreement."

SALES OF RESTRICTED SHARES

     All of the Restricted Shares are subject to the lock-up agreements described below and, following the expiration of the lock-up period (or earlier with the consent of the Representatives in certain cases), approximately 3,081,630 shares will be eligible for sale under Rule 144(k) and approximately an additional 2,447,880 shares will be eligible for sale subject to the restrictions of Rule 144.

     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), who has beneficially owned Restricted Shares for at least one year is entitled to sell, within any three-month period, a number of Restricted Shares that does not exceed the greater of (i) 1% of the then-outstanding number of shares of Common Stock (approximately 80,800 shares, based on the number of shares to be outstanding after the Offering) or (ii) the average weekly trading volume of the Common Stock in the public market during the four calendar weeks preceding the filing of the seller's Form 144, provided that certain requirements concerning the availability of public information concerning the Company, manner of sale and notice of sale are satisfied. A person who is not an affiliate of the Company, has not been an affiliate within three months prior to the sale and has beneficially owned the Restricted Shares for at least two years is entitled to sell those Restricted Shares under Rule 144(k) without regard to the limitations described above. Rule 144 also provides that affiliates of the Company who are selling shares of Common Stock that are not Restricted Shares must nonetheless comply with the same restrictions applicable to Restricted Shares with the exception of the holding-period requirement. The one-year and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the Restricted Shares from the Company or an affiliate of the Company and, in certain cases, may include the holding period of a prior owner.

     Rule 144A under the Securities Act permits current holders of Restricted Shares to sell, subject to certain conditions, all or a portion of their shares to certain "qualified institutional buyers," as defined in Rule 144A.

OPTIONS

     Any employee or director of or consultant to the Company who, prior to the effective date of the registration statement of which this Prospectus forms a part, was granted options to purchase shares of Common Stock pursuant to Rule 701 will be entitled to rely on the resale provision of Rule 701 with respect to shares of Common Stock acquired upon exercise of such options ("Rule 701 Shares"). This resale provision permits non-affiliates to sell Rule 701 Shares without having to comply with the public information, holding-period, volume-limitation or notice requirements of Rule 144 and permits affiliates to sell Rule 701 Shares without having to comply with the holding-period requirement of Rule 144, in each case commencing 90 days after such effective date.

     As soon as practicable after the date of this Prospectus, the Company intends to file registration statements on Form S-8 under the Securities Act to register all shares of Common Stock issuable under the Option Plan and the Stock Purchase Plan. See "Management--Benefit Plans." The Company expects that those registration statements will become effective immediately upon filing. Shares covered by either registration statement will be eligible for sale in the public market after the effective date of the applicable registration statement, subject to Rule 144 limitations applicable to affiliates and to the lock-up agreements described below, if applicable.

LOCK-UP AGREEMENTS; STOCK RESTRICTION AGREEMENT

     The directors and executive officers of the Company and the holders of the Restricted Shares have agreed that, subject to certain exceptions, for a period of 180 days after the date of this Prospectus, they will not, without the prior written consent of NationsBanc Montgomery Securities LLC, directly or indirectly, sell, offer, contract or grant any option to sell, pledge, transfer, establish an open put equivalent position or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable or exercisable for or convertible into shares of Common Stock. See "Underwriting." In addition to the foregoing lock-up agreements, each existing stockholder of the Company has agreed that he or she will not sell or otherwise transfer any Restricted Shares without the consent of the Board of Directors for a period of two years after the Offering except in a public offering. In subsequent years, holders of Restricted Shares will be entitled to sell limited portions of their Restricted Shares as described in "Certain Transactions--Stock Restriction Agreement." The Board of Directors may consent to the sale or transfer of any or all of the Restricted Shares at any time, subject to the restrictions of the lock-up agreements.

EFFECT OF SALES OF SHARES

     Prior to the Offering, there has been no public market for the Common Stock of the Company. No prediction can be made as to the effect, if any, that sales of shares of Common Stock in the public market, or the perception that such sales could occur, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial numbers of shares of Common Stock in the public market could materially adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through a sale of its equity securities. See "Risk Factors--Shares Eligible for Future Sale; Possible Adverse Effect on Market Price."

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), represented by NationsBanc Montgomery Securities LLC and William Blair & Company, L.L.C. (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the aggregate number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock if they purchase any.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
NationsBanc Montgomery Securities LLC.......................
William Blair & Company, L.L.C..............................
                                                              ---------
          Total.............................................  2,188,000
                                                              =========

     The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters
may allow selected dealers a concession of not more than $          per share;
and the Underwriters may allow, and such dealers may reallow, a concession of
not more than $          per share to certain other dealers. After the Offering,
the offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

     The Company and the Selling Stockholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 328,200 additional shares of Common Stock in the aggregate to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     At the request of the Company, the Underwriters have reserved for sale to certain employees of the Company and certain other persons, at the initial public offering price, up to 109,400 of the shares of Common Stock offered hereby. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

     All of the Company's stockholders have agreed that, subject to certain exceptions, for a period of 180 days after the date of this Prospectus, they will not, without the prior written consent of NationsBanc Montgomery Securities LLC, directly or indirectly, sell, offer, contract or grant any option to sell, pledge, transfer, establish an open put equivalent position or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable or exercisable for or convertible into shares of Common Stock. In addition, subject to certain exceptions, the Company has agreed that, for a period of 180 days after the date of this Prospectus, it will not, without the prior written consent of NationsBanc Montgomery Securities LLC, directly or indirectly, sell, offer, contract or grant any option to sell, pledge, transfer, establish an open put equivalent position or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock.

     The Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. In addition, the Representatives may impose "penalty bids" under contractual arrangements with the Underwriters whereby they may reclaim from an Underwriter (or dealer participating in the Offering) for the account of the other Underwriters, the selling concession with respect to the Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market.

     In general, purchases of Common Stock for the purpose of stabilization or to reduce a short position could cause the price of the Common Stock to be higher than it might be in the absence of such purchases. None of the Company, the Selling Stockholders and the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, none of the Company, the Selling Stockholders and the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Representatives have informed the Company and the Selling Stockholders that the Underwriters do not expect to make sales of Common Stock offered by this Prospectus to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

     Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined by negotiations among the Company, the Selling Stockholders and the Representatives. Among the factors to be considered in such negotiations will be the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the present state of the Company's business, the general condition of the securities markets at the time of the Offering and the market prices of publicly traded stock of comparable companies in recent periods.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Foley, Hoag & Eliot LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the Underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements of the Company at November 30, 1996 and November 29, 1997, and for each of the fiscal years in the three-year period ended November 29, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing herein and in the Registration Statement and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                         CHANGE IN INDEPENDENT AUDITORS

     On January 29, 1998, the Board of Directors, upon the recommendation of the Audit Committee, authorized the Company to retain Ernst & Young LLP as its independent auditors and dismissed the Company's former independent auditors. The consolidated financial statements of the Company at November 30, 1996 and November 29, 1997, and for each of the fiscal years in the three-year period ended November 29, 1997, appearing elsewhere in this Prospectus, were audited by Ernst & Young LLP and its report is included herein. The report of the Company's former independent auditors on the financial statements of the Company at November 30, 1996 and for each of the fiscal years in the two-year period ended November 30, 1996 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or application of accounting principles. During the fiscal years in the three-year period ended November 29, 1997 and the subsequent interim period up to and including the date of dismissal, the Company had no disagreements with its former independent auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure related to the financial statements on which the former independent auditors reported, which, if not resolved to the satisfaction of the former independent auditors, would have caused it to make reference to the subject matter of the disagreement in connection with its report. The Company did not consult with Ernst & Young LLP during fiscal 1996, fiscal 1997 or any subsequent period prior to retaining Ernst & Young LLP regarding the application of accounting principles to any transaction or the type of audit opinion that might be rendered on the Company's financial statements.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (including all amendments thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to contain the information required to be disclosed in this Prospectus pursuant to the Securities Act and the rules and regulations thereunder, and, in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by reference to the exhibit. The Registration Statement, including the exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Thirteenth Floor, New York, New York 10048. Copies may also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. The Commission also maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that make electronic filings with the Commission.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements and a report thereon provided by independent certified public accountants, and to make available to its stockholders quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                     CHARLES RIVER ASSOCIATES INCORPORATED

                       CONSOLIDATED FINANCIAL STATEMENTS

                     Fiscal years ended November 29, 1997,
                    November 30, 1996 and November 25, 1995

                        Quarters ended February 20, 1998
                       and February 21, 1997 (Unaudited)

                                    CONTENTS

Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Income...........................  F-4
Consolidated Statements of Stockholders' Equity.............  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
CHARLES RIVER ASSOCIATES INCORPORATED

We have audited the accompanying consolidated balance sheets of Charles River Associates Incorporated (the "Company") as of November 29, 1997 and November 30, 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended November 29, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Charles River Associates Incorporated as of November 29, 1997 and November 30, 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 29, 1997, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Boston, Massachusetts
February 25, 1998

                     CHARLES RIVER ASSOCIATES INCORPORATED

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                             PRO FORMA
                                               NOVEMBER 30,   NOVEMBER 29,   FEBRUARY 20,   FEBRUARY 20,
                                                   1996           1997           1998           1998
                                               ------------   ------------   ------------   ------------
                                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................     $ 1,434        $ 2,054        $ 6,988        $   485
  Accounts receivable, net of allowances of
     $578 in 1996 and $394 in 1997 and $430
     in 1998 for doubtful accounts..........       7,361         10,140          7,653          7,653
  Unbilled services.........................       4,856          4,731          5,216          5,216
  Prepaid expenses..........................         224            280            476            476
                                                 -------        -------        -------        -------
Total current assets........................      13,875         17,205         20,333         13,830
Property and equipment, net.................       1,321          2,890          2,897          2,897
Other assets................................         272            340            598            598
                                                 -------        -------        -------        -------
Total assets................................     $15,468        $20,435        $23,828        $17,325
                                                 =======        =======        =======        =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................     $   925        $   902        $ 1,244        $ 1,244
  Accrued expenses..........................       4,265          5,729          8,495          8,495
  Deferred revenue..........................         636            225            250            250
  Current portions of notes payable to
     former stockholders and capital lease
     obligations............................         262            325            323            323
  Dividends payable.........................         800          1,764            260            260
  Deferred income taxes.....................         433            528            203          1,422
                                                 -------        -------        -------        -------
Total current liabilities...................       7,321          9,473         10,775         11,994
Notes payable to former stockholders, net of
  current portion...........................         428            707            707            707
Capital lease obligations, net of current
  portion...................................         122             74             66             66
Deferred rent...............................       1,395          1,302          1,467          1,467
Minority interest...........................          --            343            291            291
Commitments and contingencies
Stockholders' equity:
  Common Stock (voting); no par value;
     25,000,000 shares authorized; 6,228,040
     shares in 1996 and 6,519,240 shares in
     1997 and 1998 issued...................         902          1,977          1,977          1,977
  Retained earnings.........................       5,989          7,770          9,645          1,923
                                                 -------        -------        -------        -------
                                                   6,891          9,747         11,622          3,900
Notes receivable from stockholders..........        (660)        (1,211)        (1,100)        (1,100)
Treasury stock (15,600 shares in 1996, at
  cost).....................................         (29)            --             --             --
                                                 -------        -------        -------        -------
Total stockholders' equity..................       6,202          8,536         10,522          2,800
                                                 -------        -------        -------        -------
Total liabilities and stockholders'
  equity....................................     $15,468        $20,435        $23,328        $17,325
                                                 =======        =======        =======        =======

                            See accompanying notes.

                     CHARLES RIVER ASSOCIATES INCORPORATED

                       CONSOLIDATED STATEMENTS OF INCOME
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                     YEARS ENDED                          QUARTER ENDED
                                      ------------------------------------------   ---------------------------
                                      NOVEMBER 25,   NOVEMBER 30,   NOVEMBER 29,   FEBRUARY 21,   FEBRUARY 20,
                                          1995           1996           1997           1997           1998
                                      ------------   ------------   ------------   ------------   ------------
                                                      (53 WEEKS)                           (UNAUDITED)
Revenues............................     $31,839         $37,367       $44,805        $ 9,648        $11,137
Costs of services...................      19,760         23,370         28,374          6,106          6,486
Supplemental compensation...........       1,212          1,200          1,233            280             --
                                         -------        -------        -------        -------        -------
Gross profit........................      10,867         12,797         15,198          3,262          4,651
General and administrative..........       8,397          9,060         10,509          2,134          2,754
                                         -------        -------        -------        -------        -------
Income from operations..............       2,470          3,737          4,689          1,128          1,897
Interest income, net................         118            124            302              9             46
                                         -------        -------        -------        -------        -------
Income before provision for income
  taxes and minority interest.......       2,588          3,861          4,991          1,137          1,943
Provision for income taxes..........        (174)          (273)          (306)           (76)          (120)
                                         -------        -------        -------        -------        -------
Net income before minority
  interest..........................       2,414          3,588          4,685          1,061          1,823
Minority interest...................          --             --            282             --             52
                                         -------        -------        -------        -------        -------
Net income..........................     $ 2,414        $ 3,588        $ 4,967        $ 1,061        $ 1,875
                                         =======        =======        =======        =======        =======
Basic and diluted net income per
  share.............................       $0.40          $0.59          $0.78          $0.17          $0.29
                                         =======        =======        =======        =======        =======
Weighted average number of common
  shares............................   5,987,384      6,091,384      6,355,873      6,212,440      6,519,240
                                       =========      =========      =========      =========      =========
Pro forma income data (unaudited):
  Net income as reported............                                   $ 4,967                        $1,875
  Pro forma adjustment..............                                    (1,833)                         (694)
                                                                       -------                        ------
  Pro forma net income..............                                   $ 3,134                        $1,181
                                                                       =======                        ======
  Pro forma net income per share....                                     $0.48                         $0.18
                                                                         =====                         =====
  Weighted average number of common
     shares.........................                                 6,505,873                     6,669,240
                                                                     =========                     =========

                            See accompanying notes.

                     CHARLES RIVER ASSOCIATES INCORPORATED

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 COMMON STOCK
                                         ------------------------------------------------------------
                                               CLASS A              CLASS B           SINGLE CLASS
                                         -------------------   -----------------   ------------------   ADDITIONAL
                                           SHARES               SHARES              SHARES               PAID-IN     RETAINED
                                           ISSUED     AMOUNT    ISSUED    AMOUNT    ISSUED     AMOUNT    CAPITAL     EARNINGS
                                         ----------   ------   --------   ------   ---------   ------   ----------   --------
BALANCE AT NOVEMBER 26, 1994...........   5,598,840    $325     490,360    $46            --      --       $ 82       $2,280
 Net income............................                                                                                2,414
 Issuance of Class A Common Stock......      36,400      51
 Purchase of treasury stock............
 Sale of treasury stock................                                                                     (14)
 Retirement of treasury stock..........                        (128,960)   (12)                             (24)
 Conversion to single class of common
   stock...............................  (5,635,240)   (376)   (361,400)   (34)    5,996,640   $ 410
 Distributions to stockholders.........                                                                                 (778)
 Collection on notes receivable........
                                         ----------    ----    --------    ---     ---------   ------      ----       ------
BALANCE AT NOVEMBER 25, 1995...........          --      --          --     --     5,996,640     410         44        3,916
 Net income (53 weeks).................                                                                                3,588
 Issuance of Common Stock..............                                              257,400     495
 Purchase of treasury stock............                                                                     (22)
 Sale of treasury stock................                                                                      87
 Adjustments to purchase price of
   treasury stock......................                                                                     (93)         (19)
 Retirement of treasury stock..........                                              (26,000)     (3)       (16)
 Distributions to stockholders.........                                                                               (1,496)
 Collection on notes receivable........
                                         ----------    ----    --------    ---     ---------   ------      ----       ------
BALANCE AT NOVEMBER 30, 1996...........          --      --          --     --     6,228,040     902         --        5,989
 Net income............................                                                                                4,967
 Issuance of Common Stock..............                                              400,400   1,085
 Distributions to stockholders.........                                                                               (2,600)
 Collection on notes receivable from
   stockholders........................
 Purchase of treasury stock............
 Adjustment to purchase price of
   treasury stock......................                                                                                 (220)
 Sale of treasury stock................
 Retirement of treasury stock..........                                             (109,200)    (10)                   (366)
 Accrued interest on notes receivable
   from stockholders...................
                                         ----------    ----    --------    ---     ---------   ------      ----       ------
BALANCE AT NOVEMBER 29, 1997...........          --      --          --     --     6,519,240   1,977         --        7,770
 Net income............................                                                                                1,875
 Collection on notes receivable from
   stockholders........................
                                         ----------    ----    --------    ---     ---------   ------      ----       ------
BALANCE AT FEBRUARY 20, 1998
 (UNAUDITED)...........................          --      --          --     --     6,519,240   $1,977        --       $9,645
                                         ==========    ====    ========    ===     =========   ======      ====       ======

                                                                             TREASURY STOCK
                                                      ------------------------------------------------------------
                                                           CLASS A              CLASS B            SINGLE CLASS
                                                      ------------------   ------------------   ------------------       TOTAL
                                           NOTES                                                                     STOCKHOLDERS'
                                         RECEIVABLE    SHARES    AMOUNT     SHARES    AMOUNT     SHARES    AMOUNT       EQUITY
                                         ----------   --------   -------   --------   -------   --------   -------   -------------
BALANCE AT NOVEMBER 26, 1994...........         --          --       --    (128,960)   $(36)          --       --       $ 2,697
 Net income............................                                                                                   2,414
 Issuance of Class A Common Stock......                                                                                      51
 Purchase of treasury stock............               (119,600)   $(182)                                                   (182)
 Sale of treasury stock................   $  (110)     119,600      182                                                      58
 Retirement of treasury stock..........                                     128,960      36                                  --
 Conversion to single class of common
   stock...............................                                                                                      --
 Distributions to stockholders.........                                                                                    (778)
 Collection on notes receivable........        22                                                                            22
                                          -------     --------    -----    --------    ----     --------    -----       -------
BALANCE AT NOVEMBER 25, 1995...........       (88)          --       --          --      --           --       --         4,282
 Net income (53 weeks).................                                                                                   3,588
 Issuance of Common Stock..............      (254)                                                                          241
 Purchase of treasury stock............                                                         (228,800)   $(390)         (412)
 Sale of treasury stock................      (322)                                               187,200      342           107
 Adjustments to purchase price of
   treasury stock......................                                                                                    (112)
 Retirement of treasury stock..........                                                           26,000       19            --
 Distributions to stockholders.........                                                                                  (1,496)
 Collection on notes receivable........         4                                                                             4
                                          -------     --------    -----    --------    ----     --------    -----       -------
BALANCE AT NOVEMBER 30, 1996...........      (660)          --       --          --      --      (15,600)     (29)        6,202
 Net income............................                                                                                   4,967
 Issuance of Common Stock..............      (715)                                                                          370
 Distributions to stockholders.........                                                                                  (2,600)
 Collection on notes receivable from
   stockholders........................       264                                                                           264
 Purchase of treasury stock............                                                         (119,600)    (444)         (444)
 Adjustment to purchase price of
   treasury stock......................                                                                                    (220)
 Sale of treasury stock................       (58)                                                26,000       97            39
 Retirement of treasury stock..........                                                          109,200      376            --
 Accrued interest on notes receivable
   from stockholders...................       (42)                                                                          (42)
                                          -------     --------    -----    --------    ----     --------    -----       -------
BALANCE AT NOVEMBER 29, 1997...........    (1,211)          --       --          --      --           --       --         8,536
 Net income............................                                                                                   1,875
 Collection on notes receivable from
   stockholders........................       111                                                                           111
                                          -------     --------    -----    --------    ----     --------    -----       -------
BALANCE AT FEBRUARY 20, 1998
 (UNAUDITED)...........................   $(1,100)          --       --          --      --           --       --       $10,522
                                          =======     ========    =====    ========    ====     ========    =====       =======

                            See accompanying notes.

                     CHARLES RIVER ASSOCIATES INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                       YEARS ENDED                          QUARTER ENDED
                                        ------------------------------------------   ---------------------------
                                        NOVEMBER 25,   NOVEMBER 30,   NOVEMBER 29,   FEBRUARY 21,   FEBRUARY 20,
                                            1995           1996           1997           1997           1998
                                        ------------   ------------   ------------   ------------   ------------
                                                        (53 WEEKS)                           (UNAUDITED)
Operating activities:
  Net income.........................      $2,414         $3,588         $4,967         $1,061         $1,875
  Adjustments to reconcile net income
    to net cash provided by operating
    activities:
    Depreciation and amortization....         440            486            727            122            240
    Deferred rent....................         209              7            (93)          (144)           165
    Deferred income taxes............          56            127             95             61           (325)
    Stock bonuses....................          51             68             --             --             --
    Minority interest................          --             --           (282)            --            (52)
  Changes in operating assets and
    liabilities:
    Accounts receivable..............        (485)        (1,121)        (2,779)           193          2,487
    Unbilled services................        (976)        (1,491)           125            903           (485)
    Prepaid expenses and other.......         (41)          (122)          (172)          (239)          (458)
    Accounts payable and accrued
      expenses.......................        (229)           676          1,030          1,750          3,133
                                           ------         ------         ------         ------         ------
Net cash provided by operating
  activities.........................       1,439          2,218          3,618          3,707          6,580

Investing activities:
  Purchases of property and
    equipment........................        (400)          (774)        (2,290)          (279)          (243)
  Sale (purchase) of short-term
    investments......................        (298)           298             --             --             --
                                           ------         ------         ------         ------         ------
Net cash used in investing
  activities.........................        (698)          (476)        (2,290)          (279)          (243)

Financing activities:
  Payments on notes payable to former
    shareholders and capital lease
    obligations......................         (86)           (96)          (370)           (15)           (10)
  Purchase of treasury stock.........          --            (19)            --             --             --
  Issuance of common stock...........          --            172            370             --             --
  Sale of treasury stock.............          58            107             39             --             --
  Collection of notes receivable from
    stockholders.....................          22              4            264             54            111
  Dividends paid.....................        (245)        (1,474)        (1,636)          (588)        (1,504)
  Proceeds from minority interest....          --             --            625             --             --
                                           ------         ------         ------         ------         ------
Net cash used in financing
  activities.........................        (251)        (1,306)          (708)          (549)        (1,403)

Net increase in cash and cash
  equivalents........................         490            436            620          2,879          4,934
Cash and cash equivalents at
  beginning of year..................         508            998          1,434          1,434          2,054
                                           ------         ------         ------         ------         ------
Cash and cash equivalents at end of
  year...............................      $  998         $1,434         $2,054         $4,313         $6,988
                                           ======         ======         ======         ======         ======
Supplemental cash flow information:
  Cash paid for income taxes.........         $29           $120           $275             --            $18
                                              ===           ====           ====                           ===
Notes receivable in exchange for
  common stock.......................        $110           $576           $773              --            --
                                             ====           ====           ====
Notes payable in exchange for
  treasury stock.....................        $182           $412           $444              --            --
                                             ====           ====           ====

                            See accompanying notes.

                     CHARLES RIVER ASSOCIATES INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS

     Charles River Associates Incorporated (the "Company") is an economic and business consulting firm that applies advanced analytical techniques and in-depth industry knowledge to complex engagements for a broad range of clients. The Company offers two types of services: legal and regulatory consulting and business consulting.

     ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The consolidated balance sheet as of February 20, 1998 and the consolidated statements of income, stockholders' equity and cash flows for the quarters ended February 20, 1998 and February 21, 1997 are unaudited and in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's consolidated financial position, results of operations and cash flows.

     FISCAL YEAR

     The Company's fiscal year ends on the last Saturday in November. The fiscal year ended November 30, 1996 consisted of 53 weeks; the fiscal years ended November 25, 1995 and November 29, 1997 consisted of 52 weeks.

     REVENUE RECOGNITION

     Revenues from most engagements are recognized as services are provided based upon hours worked and contractually agreed-upon hourly rates. The Company's revenues also include expenses billed to clients, which include travel and other out-of-pocket expenses, charges for support staff and outside contractors and other reimbursable expenses. An allowance is provided for any amounts considered uncollectible.

     Unbilled services represent balances accrued by the Company for services performed but not yet billed to the client.

     CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     Cash equivalents consist principally of money-market funds, commercial paper, bankers' acceptances and certificates of deposit with maturities when purchased of 90 days or less. Short-term investments consist of commercial paper and certificates of deposit with maturities when purchased of more than 90 days but less than one year.

     PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. The Company provides for depreciation of equipment using the straight-line method over its estimated useful life, generally three to five years. Amortization of

                     CHARLES RIVER ASSOCIATES INCORPORATED

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     leasehold improvements is provided using the straight-line method over the shorter of the lease term or the estimated useful life of the leasehold improvements.

     PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and NeuCo LLC, a limited liability company founded by the Company and an affiliate of Commonwealth Energy Systems in June 1997. The Company has a 50.1% interest in NeuCo LLC. The portion of the results of operations of NeuCo LLC allocable to its minority owners is shown as "minority interest" in the Company's statement of income for fiscal 1997 and that amount along with the capital contributions to NeuCo LLC of its minority interest owners is shown as "minority interest" on the Company's balance sheet as of November 29, 1997. All significant intercompany accounts have been eliminated.

     CONCENTRATION OF CREDIT RISK

     The Company's accounts receivable base consists of a broad range of clients in a variety of industries located throughout the United States and in certain other countries The Company performs a credit evaluation of each of its clients to minimize its collectibility risk. Historically, the Company has not experienced significant write-offs. In fiscal 1995, one client accounted for approximately 11% of the Company's revenues.

     The Company provides an allowance for doubtful accounts to provide for potentially uncollectible amounts. Activity in the accounts is as follows (in thousands):

                                                                YEAR ENDED
                                                ------------------------------------------   QUARTER ENDED
                                                NOVEMBER 25,   NOVEMBER 30,   NOVEMBER 29,   FEBRUARY 20,
                                                    1995           1996           1997           1998
                                                ------------   ------------   ------------   -------------
                                                                (53 WEEKS)                    (UNAUDITED)
    Balance at beginning of period                  $370           $207           $578           $394
    Charge to cost and expenses                       13            412             --             36
    Amounts written off                             (176)           (41)          (184)            --
                                                    ----           ----           ----           ----
    Balance at end of period                        $207           $578           $394           $430
                                                    ====           ====           ====           ====

     DEFERRED REVENUE

     Deferred revenue represents amounts paid to the Company in advance of services rendered.

     INCOME TAXES

     Since fiscal 1988, the Company has been treated for federal and state income tax purposes as an S corporation under the Internal Revenue Code of 1986, as amended (the "Code"). As a result, the Company's stockholders, rather than the Company, have been and are required to pay federal and certain state income taxes based on the Company's taxable earnings. The Company files its returns using the cash method of accounting. Upon closing of the proposed initial public offering of common stock, the Company's status as an S corporation will terminate and thereafter, it will be subject to corporate taxation as a C corporation under the Code. Concurrently with the termination of the Company's status as an S corporation, the Company will adopt the accrual method of accounting. A pro forma provision for income taxes has been presented as if the Company had been taxed as a C corporation for the fiscal year ended November 29, 1997 and the quarter ended February 20, 1998. For that period, Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement 109) was used to calculate

                     CHARLES RIVER ASSOCIATES INCORPORATED

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     pro forma income taxes and the pro forma effect of the termination of the Company's S corporation status on deferred income taxes.

     Under the asset and liability method of Statement 109, the Company must recognize deferred tax assets and liabilities to reflect the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the date on which the change in the tax rate occurs.

     At the time of the termination of the Company's status as an S corporation, the Company will record a net deferred income tax liability and a one-time additional provision for income taxes. The amounts to be recorded will depend upon differences between the financial reporting and tax bases of the Company's assets and liabilities at the time. If the Company's S corporation status had been terminated as of February 20, 1998, the net deferred income tax liability would have increased by approximately $1.2 million to approximately $1.4 million. (See Note 11)

     IMPAIRMENT OF LONG-LIVED ASSETS

     In the first quarter of 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which establishes criteria for the recognition and measurement of impairment losses associated with long-lived assets. The adoption of this standard had no impact on the Company's consolidated financial statements.

     NET INCOME PER SHARE AND PRO FORMA NET INCOME PER SHARE

     In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share. Statement No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Pursuant to the previous requirements of the Securities and Exchange Commission (SEC), common shares and common share equivalents issued by the Company during the twelve-month period prior to the initial public offering of the Company's common stock would have been included in the calculations as if they were outstanding for all periods prior to the offering whether or not they were anti-dilutive. In February 1998, the SEC issued Staff Accounting Bulletin 98 which, among other things, conformed prior SEC requirements to Statement 128 and eliminated inclusion of such shares in the computation of earnings per share.

     Pro forma net income per share is computed using pro forma net income and the pro forma weighted average number of shares of common stock. The weighted average number of shares of common stock for the purpose of computing pro forma net income per share has been increased by the number of shares that would be required to pay a dividend in the amount of $2.4 million (assuming an initial public offering price of $16.00 per share) that is expected to be paid upon the completion of the initial public offering.

     ACCOUNTING PRONOUNCEMENTS

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." Both SFAS No. 130 and SFAS No. 131 are effective for fiscal years beginning after December 15, 1997. The

                     CHARLES RIVER ASSOCIATES INCORPORATED

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Company believes that the adoption of these new accounting standards will not have a material impact on the Company's consolidated financial statements.

     In December 1997, The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued a Statement of Position (SOP), "Reporting on the Costs of Start-up Activities," which will require companies upon adoption to expense start-up costs, including organization costs, as incurred. In addition, the SOP will require companies upon adoption to write off as a cumulative change in accounting principle any previously recorded start-up or organization costs. The SOP is effective for fiscal years beginning after December 15, 1998. At February 20, 1998, the Company had deferred start-up costs of $59,000. The Company believes that the adoption of this SOP will not have a material impact on the Company's consolidated financial statements.

2.   PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                        NOVEMBER 30,    NOVEMBER 29,    FEBRUARY 20,
                                                            1996            1997            1998
                                                        ------------    ------------    ------------
                                                               (IN THOUSANDS)           (UNAUDITED)
    Furniture and equipment.........................       $3,508          $4,731          $4,793
    Leasehold improvements..........................          316           1,311           1,193
                                                           ------          ------          ------
                                                            3,824           6,042           5,986
    Accumulated depreciation and amortization.......        2,503           3,152           3,089
                                                           ------          ------          ------
                                                           $1,321          $2,890          $2,897
                                                           ======          ======          ======

3.   ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                        NOVEMBER 30,    NOVEMBER 29,    FEBRUARY 20,
                                                            1996            1997            1998
                                                        ------------    ------------    ------------
                                                               (IN THOUSANDS)           (UNAUDITED)
    Compensation and related expenses                      $4,059          $5,410          $7,547
    Other                                                     206             319             948
                                                           ------          ------          ------
                                                           $4,265          $5,729          $8,495
                                                           ======          ======          ======

4.   NOTES PAYABLE TO FORMER STOCKHOLDERS

     Notes payable to former stockholders represent amounts owed by the Company to former stockholders in connection with the Company's repurchase of shares of common stock from such stockholders upon their separation from the Company pursuant to an Exit Agreement.

     Under the Exit Agreement, the Company repurchased shares of common stock from certain stockholders at a purchase price based upon a formula that uses the book value of the Company at the date the stockholder separates from the Company (the "Fixed Amount") and an amount (the "Contingent Pay-Out Amount") equal to the stockholder's pro rata portion of 25% of the Company's earnings before bonuses, supplemental compensation and amortization of goodwill, if any, for each of the five fiscal years commencing with the fiscal year in which the repurchase was made. The Fixed Amount is payable in three equal installments and the Contingent Pay-Out Amount is payable in five equal annual install-

                     CHARLES RIVER ASSOCIATES INCORPORATED

4.   NOTES PAYABLE TO FORMER STOCKHOLDERS (CONTINUED)

     ments. The Fixed Amount bears interest at an average prime rate (8.5% at February 20, 1998) determined in accordance with the terms of the Exit Agreement.

     For financial reporting purposes, the Company initially estimates the Contingent Pay-Out Amount owed to each former stockholder for the full five year payment period based on the actual amount of the contingent payment for the first year. In subsequent years, the Company adjusts the estimate annually based on actual amounts of the contingent payment for all preceding years. The related adjustments are made to treasury stock and additional paid in capital and to the extent additional paid in capital is not available, retained earnings. Annual principal payments to former stockholders are estimated as of November 29, 1997 to be $280,000 in fiscal 1998; $279,000 in fiscal 1999; $246,000 in fiscal 2000; $114,000 in fiscal
     2001; and $68,000 in fiscal 2002. The Company believes the recorded value of the notes payable to former stockholders approximates fair market value.

5.   FINANCING ARRANGEMENTS

     The Company has a line of credit which permits borrowings of up to $2.0 million with interest at the bank's base rate (8.5% at November 29, 1997) and is secured by the Company's accounts receivable. The terms of the line of credit includes certain operating and financial covenants. No borrowings were outstanding as of November 29, 1997. The Company had outstanding standby letters of credit at February 20, 1998 amounting to $76,000, which expire between March and June 1998.

6.   EMPLOYEE BENEFIT PLANS

     The Company maintains a profit-sharing retirement plan that covers substantially all full-time employees. Contributions are made at the discretion of the Company and its subsidiary and cannot exceed the maximum amount deductible under applicable provisions of the Code. Contributions were approximately $1.1 million in each of fiscal 1995 and 1996, approximately $1.2 million in fiscal 1997 and $269,000 and $227,000 for the quarters ended February 21, 1997 and February 20, 1998, respectively.

7.   SUPPLEMENTAL COMPENSATION

     The Company currently has one bonus program. This program awards discretionary bonuses based on the Company's revenues and profitability and individual performance. Amounts paid under this bonus program are included in costs of services and the Company expects to continue this bonus program after the proposed initial public offering. During fiscal 1995, fiscal 1996 and fiscal 1997, the Company also had another bonus program, which consisted of discretionary payments to officers and certain Outside Experts based primarily on the Company's cash flows. These bonus payments are shown as supplemental compensation in the Company's statements of income. The Company does not intend to make additional payments under this bonus program after fiscal 1997.

                     CHARLES RIVER ASSOCIATES INCORPORATED

8.   LEASES

     The Company leases its facilities under operating lease arrangements and certain equipment under capital lease agreements. Assets held under capital lease agreements amounted to $418,000 at November 30, 1996 and November 29, 1997. Accumulated amortization amounted to $259,000 at November 30, 1996 and $304,000 at November 29, 1997. At November 29, 1997, the minimum rental commitments under all noncancellable operating and capital leases with initial or recurring terms of more than one year were as follows (in thousands):

                                                                    OPERATING    CAPITAL
                            FISCAL YEAR                              LEASES      LEASES
                            -----------                             ---------    -------
    1998........................................................     $ 1,687      $ 52
    1999........................................................       1,907        48
    2000........................................................       1,925        33
    2001........................................................       1,941
    2002........................................................       1,821
    Thereafter..................................................       8,011
                                                                     -------      ----
                                                                     $17,292       133
                                                                     =======
    Less amount representing interest...........................                    14
                                                                                  ----
    Present value of net minimum lease payments.................                   119
    Less current portion of obligations under capital leases....                    45
                                                                                  ----
    Long-term obligations under capital leases..................                  $ 74
                                                                                  ====

     Rent expense amounted to $1.5 million for each of fiscal 1995 and 1996 and $1.8 million for fiscal 1997 and $314,000 and $487,000 for the quarters ended February 21, 1997 and February 20, 1998, respectively.

9.   NOTES RECEIVABLE FROM STOCKHOLDERS

     In 1995, in an effort to align each officer's interest with the overall interests of the Company, the Company adopted a policy requiring that each of its officers have an equity interest in the Company. The Company sold shares of common stock to new or existing members of the management team at the fair market value of the common stock on the date of purchase as determined by the Company's Board of Directors. A portion of the purchase price is payable at the time of purchase and the remainder is payable in installments over a period of five years. The portion of the purchase price not paid at the time of purchase bears interest at an average prime rate described in the stock purchase agreement (8.5% at February 20, 1998).

10. STOCKHOLDERS' EQUITY

     In February 1995, the Company converted all outstanding shares of Class A and Class B common stock to a single class of common stock. In addition, the Company terminated its Stock Distribution and Redemption Plan, and established a new agreement with its stockholders called the Exit Agreement, which defines the rights of the Company and its stockholders if any stockholder ceases for any reason to be an employee, director, officer, consultant or independent contractor of the Company. Under the Exit Agreement, subject to certain restrictions, the Company has the right to repurchase all of the shares of an inactive stockholder and, the inactive stockholder has the right to cause the Company to purchase his or her shares of stock, at a formula price which is subject to annual adjustment (see note 4).

                     CHARLES RIVER ASSOCIATES INCORPORATED

11. PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

     The following pro forma adjustments have been made to the historical consolidated balance sheet as of February 20, 1998 and to the consolidated statement of income for the year then ended:

     a) The pro forma consolidated statements of income for the year ended November 29, 1997 and the quarter ended February 20, 1998 reflect the provision for income taxes that would have been recorded had the Company and NeuCo LLC been C corporations during those periods, assuming effective tax rates for the year ended November 29, 1997 and the quarter ended February 20, 1998 of 43% and 42%, respectively.

     b) Prior to the consummation of the proposed initial public offering, the Company expects to declare an S corporation distribution to its existing stockholders in an amount representing all undistributed cash earnings through the termination of the Company's S corporation status but not to exceed the cash available as of that date. At February 20, 1998, the S corporation distribution is estimated to be approximately $6.5 million. The declaration and payment of this distribution is reflected on the February 20, 1998 pro forma consolidated balance sheet. The amount of this distribution will be higher or lower than the foregoing amount based upon actual cash-basis earnings between February 20, 1998 and the closing date of the initial public offering.

        At the time of the termination of the Company's status as an S corporation, the Company will record a net deferred income tax liability and a one-time additional provision for income taxes. The amounts to be recorded will depend upon differences between the financial reporting and tax bases of the Company's assets and liabilities at the time. If the Company's S corporation status had been terminated as of February 20, 1998, the net deferred income tax liability would have been $1.4 million, resulting from differing methods of accounting for financial reporting and tax purposes for the following items (in thousands):

          Deferred tax liabilities:
            Cash to accrual adjustment..........................    $  843
            Profit sharing......................................        93
            Deferred rent.......................................       605
            Other...............................................       111
                                                                    ------
                                                                     1,652
          Deferred tax assets:
            Allowance for doubtful accounts.....................      (176)
            Excess tax over book depreciation and
              amortization......................................       (54)
                                                                    ------
                                                                      (230)
                                                                    ------
                                                                    $1,422
                                                                    ======

     A reconciliation of the Company's pro forma tax rate with the federal statutory rates is as follows:

                                                                   YEAR ENDED     QUARTER ENDED
                                                                  NOVEMBER 29,    FEBRUARY 20,
                                                                      1997            1998
                                                                  ------------    -------------
    Federal statutory rate......................................      34.0%           34.0%
    State income taxes, net of federal income tax benefit.......       6.2             6.2
    Other.......................................................       2.8             1.7
                                                                      ----            ----
                                                                      43.0%           41.9%
                                                                      ====            ====

                     CHARLES RIVER ASSOCIATES INCORPORATED

12. RELATED PARTY TRANSACTIONS

     The Company made payments to stockholders of the Company who performed consulting services for the Company in the amounts of $1.7 million in fiscal 1995, $1.6 million in fiscal 1996 and $1.8 million in fiscal 1997 and $506,000 and $645,000 for the quarters ended February 21, 1997 and February 20, 1998, respectively.

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                       QUARTER ENDED
                                                  --------------------------------------------------------
                                                  FEBRUARY 16,    MAY 10,      AUGUST 30,     NOVEMBER 30,
                                                      1996          1996          1996            1996
                                                  ------------   ----------   -------------   ------------
                                                  (12 WEEKS)     (12 WEEKS)      (16 WEEKS)    (13 WEEKS)
                                                                       (IN THOUSANDS)
    Revenues....................................     $6,990        $8,334        $11,356        $10,687
    Gross profit................................      2,324         3,033          4,095          3,345
    Income from operations......................        513           946          1,205          1,073
    Income before provision for income taxes....        532           980          1,226          1,123
    Net income..................................        495           911          1,140          1,042

                                                                       QUARTER ENDED
                                                  --------------------------------------------------------
                                                  FEBRUARY 21,    MAY 16,     SEPTEMBER 5,    NOVEMBER 29,
                                                      1997          1997          1997            1997
                                                  ------------   ----------   -------------   ------------
                                                  (12 WEEKS)     (12 WEEKS)      (16 WEEKS)     (12 WEEKS)
                                                                       (IN THOUSANDS)
    Revenues....................................     $9,648        $9,171        $14,498        $11,488
    Gross profit................................      3,262         2,979          4,990          3,967
    Income from operations......................      1,128           817          1,629          1,115
    Income before provision for income taxes and
      minority interest.........................      1,137           901          1,670          1,283
    Minority interest...........................         --            --            198             84
    Net income..................................      1,061           841          1,756          1,309

14. SUBSEQUENT EVENTS

     STOCK SPLIT

     Subsequent to November 29, 1997, the Company's Board of Directors authorized (i) the declaration of a 52-for-1 stock split to be effected in the form of a dividend of 51 shares of Common Stock per share of Common Stock outstanding before the closing of the Offering and (ii) an increase in the number of shares of authorized Common Stock to 25,000,000. These actions are subject to approval by the Company's stockholders. The accompanying consolidated financial statements have been adjusted retroactively to give effect to these actions.

                     CHARLES RIVER ASSOCIATES INCORPORATED

14. SUBSEQUENT EVENTS (CONTINUED)

    STOCK RESTRICTION AGREEMENT

     On February 20, 1998, the Company's Board of Directors authorized the Company to amend and restate the Exit Agreement (as so amended and restated, the "Stock Restriction Agreement"). The Stock Restriction Agreement is subject to approval by the Company's stockholders and, if approved, will take effect upon the closing of the Offering. The Stock Restriction Agreement will prohibit each person who is a stockholder of the Company before the closing of the Offering from selling or otherwise transferring shares of Common Stock held immediately before the Offering without the consent of the Board of Directors of the Company for two years after the Offering. In addition, the Stock Restriction Agreement will allow the Company to repurchase a portion of such stockholder's shares of Common Stock at a percentage of market value should the stockholder leave the Company (other than for death or retirement for disability).

================================================================================

     No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with the Offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any of the Selling Stockholders or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.

                        --------------------------------
                               TABLE OF CONTENTS
                        --------------------------------

                                     Page
                                     ----
Prospectus Summary.................       3
Risk Factors.......................       6
Use of Proceeds....................      12
S Corporation Distributions and
  Termination of S Corporation
  Status...........................      12
Dividend Policy....................      13
Capitalization.....................      14
Dilution...........................      15
Selected Consolidated Financial
  Data.............................      16
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations........      18
Business...........................      24
Management.........................      36
Certain Transactions...............      41
Principal and Selling
  Stockholders.....................      43
Description of Capital Stock.......      45
Shares Eligible for Future Sale....      48
Underwriting.......................      50
Legal Matters......................      51
Experts............................      51
Change in Independent Auditors.....      51
Additional Information.............      52
Index to Consolidated Financial
  Statements.......................     F-1

     Until      , 1998 (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities offered hereby, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

================================================================================


================================================================================

                                2,188,000 SHARES


                              [CHARLES RIVER LOGO]

                     CHARLES RIVER ASSOCIATES INCORPORATED

                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                             NationsBanc Montgomery
                                 Securities LLC

                            William Blair & Company

                                          , 1998

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with the issuance and distribution of the securities being registered, other than the underwriting discount. All amounts shown are estimates except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.


                                                                PAYABLE
                                                                 BY THE
                                                                COMPANY
                                                                --------
Securities and Exchange Commission registration fee.........    $ 12,619
National Association of Securities Dealers, Inc. filing
  fee.......................................................       4,778
Nasdaq National Market listing fee..........................      72,875
Printing and engraving expenses.............................      75,000
Transfer agent fees.........................................       5,000
Accounting fees and expenses................................     225,000
Legal fees and expenses.....................................     300,000
Blue Sky fees and expenses (including related legal fees)...      11,800
Indemnity insurance expense.................................     150,000
Miscellaneous...............................................      42,928
                                                                --------
  Total.....................................................    $900,000
                                                                ========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article VI.C. of the Company's Amended and Restated Articles of Organization provides that a director shall not have personal liability to the Company or its stockholders for monetary damages arising out of the director's breach of fiduciary duty as a director of the Company, to the maximum extent permitted by Massachusetts law. Section 13(b)(1 1/2) of Chapter 156B of the Massachusetts General Laws provides that the articles of organization of a corporation may state a provision eliminating or limiting the personal liability of a director to a corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under sections 61 or 62 of Chapter 156B of the Massachusetts General Laws, which relate to liability for unauthorized distributions and loans to insiders, respectively, or (iv) for any transaction from which the director derived an improper personal benefit.

     Article VI.D. of the Company's Amended and Restated Articles of Organization further provides that the Company shall, to the fullest extent authorized by Chapter 156B of the Massachusetts General Laws, indemnify each person who is, or shall have been, a director or officer of the Company or who is or was a director or employee of the Company and is serving, or shall have served, at the request of the Company, as a director or officer of another organization or in any capacity with respect to any employee benefit plan of the Company, against all liabilities and expenses (including judgments, fines, penalties, amounts paid or to be paid in settlement, and reasonable attorneys'
fees) imposed upon or incurred by any such person in connection with, or arising out of, the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which they may be involved by reason of being or having been such a director or officer or as a result of service with respect to any such employee benefit plan. Section 67 of Chapter 156B of the Massachusetts General Laws authorizes a corporation to indemnify its directors, officers, employees and other agents unless such person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that such action was in the best interests of the corporation or, to the extent such matter related to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan.

     The effect of these provisions would be to permit indemnification by the Company for, among other liabilities, liabilities arising out of the Securities Act of 1933, as amended (the "Securities Act").

     Section 67 of Chapter 156B of the Massachusetts General Laws also affords a Massachusetts corporation the power to obtain insurance on behalf of its directors and officers against liabilities incurred by them in those capacities. The Company has procured a directors and officers liability and company reimbursement liability insurance policy that (i) insures directors and officers of the Company against losses (above a deductible amount) arising from certain claims made against them by reason of certain acts or omissions of such directors or officers in their capacity as directors or officers and (ii) insures the Company against losses (above a deductible amount) arising from any such claims, but only if the Company is required or permitted to indemnify such directors or officers for such losses under statutory or common law or under provisions of the Company's Amended and Restated Articles of Organization or Amended and Restated By-Laws.

     Reference is hereby made to Section 8 of the Underwriting Agreement among the Company, the Selling Stockholders and the Underwriters, filed as Exhibit 1.1 to this Registration Statement, for a description of indemnification arrangements among the Company, the Selling Stockholders and the Underwriters.

     Reference is hereby made to the Indemnity Agreement between the Company and the Selling Stockholders, filed as Exhibit 10.11 to this Registration Statement, for a description of indemnification arrangements by the Company for the benefit of the Selling Stockholders.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     The following information is furnished with regard to all securities sold by the Company within the past three years which were not registered under the Securities Act. The share numbers set forth below have been adjusted to reflect the Stock Split.

     (a) On May 1, 1995, the Company sold 119,600 shares of Common Stock to an employee of the Company at a purchase price of approximately $1.40 per share, $57,500 of which was paid at the time of purchase and the remainder of which was payable in installments as set forth in the stock purchase agreement. In September 1996, the Company repurchased all of the shares sold to the employee and in June 1997 paid the employee an amount equal to the repurchase price less the amount payable by the employee under the stock purchase agreement.

     (b) On April 1, 1996, the Company sold 91,000 shares of Common Stock to employees of the Company at a purchase price of approximately $1.88 per share, $54,478 of which was paid at the time of purchase and the remainder of which was payable in installments as set forth in the stock purchase agreements. As of February 15, 1998, the Company had received $23,348 in installment payments.

     (c) On April 15, 1996, the Company issued 36,400 shares of Common Stock to a consultant to the Company as bonus compensation for services rendered by the consultant.

     (d) On May 28, 1996, the Company sold 88,400 shares of Common Stock to employees of the Company at a purchase price of approximately $1.88 per share, $86,276 of which was paid at the time of purchase and the remainder of which was paid on or before February 15, 1998.

     (e) On May 30, 1996, the Company sold 15,600 shares of Common Stock to an employee of the Company at a purchase price of approximately $1.88 per share, $9,339 of which was paid at the time of purchase and the remainder of which was payable in installments as set forth in the stock purchase agreement. As of February 15, 1998, the Company had received $8,005 in installment payments.

     (f) On July 22, 1996, the Company sold 26,000 shares of Common Stock to a consultant to the Company at a purchase price of approximately $2.29 per share, $22,475 of which was paid at the time of purchase and the remainder of which was payable in installments as set forth in the stock purchase agreement. As of February 15, 1998, the Company had received $7,435 in installment payments.

     (g) On November 22, 1996, the Company sold 124,800 shares of Common Stock to employees of the Company at a purchase price of approximately $2.29 per share, $107,880 of which was paid at the time of purchase and the remainder of which was payable in installments as set forth in the stock purchase agreements. As of February 15, 1998, the Company had received $53,532 in installment payments.

     (h) On November 27, 1996, the Company sold 62,400 shares of Common Stock to an employee of the Company at a purchase price of approximately $2.29 per share, $53,940 of which was paid at the time of purchase and the remainder of which was payable in installments as set forth in the stock purchase agreement. As of February 15, 1998, the Company had received $17,844 in installment payments.

     (i) On June 9, 1997, the Company sold 228,800 shares of Common Stock to employees of and a consultant to the Company at a purchase price of approximately $2.71 per share, $158,400 of which was paid at the time of purchase, $52,800 of which was paid in November 1997 and the remainder of which was payable in installments after February 15, 1998 as set forth in the stock purchase agreements.

     (j) On August 29, 1997, the Company sold 52,000 shares of Common Stock to employees of the Company at a purchase price of approximately $2.71 per share, $48,000 of which was paid at the time of purchase and the remainder of which was payable in installments after February 15, 1998 as set forth in the stock purchase agreements.

     (k) On October 10, 1997, the Company sold 119,600 shares of Common Stock to an employee of the Company at a purchase price of approximately $2.71 per share, $50,400 of which was paid at the time of purchase, $60,000 of which was paid in November 1997 and the remainder of which was payable in installments after February 15, 1998 as set forth in the stock purchase agreement.

     (l) On November 21, 1997, the Company sold 26,000 shares of Common Stock to an employee of the Company at a purchase price of approximately $3.71 per share, $38,500 of which was paid in November 1997 and the remainder of which was payable in installments after February 15, 1998 as set forth in the stock purchase agreement.

     The issuances described in this Item 15 were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act relating to sales by an issuer not involving any public offering. None of the foregoing transactions involved a distribution or public offering. No underwriters were engaged in connection with the foregoing issuances of securities, and no underwriting discounts or commissions were paid.

ITEM 16.  EXHIBITS AND FINANCIAL SCHEDULES.

     (a) EXHIBITS


  1.1     Underwriting Agreement
 +3.1     Restated Articles of Organization of the Company
 +3.2     Proposed form of Amended and Restated Articles of
          Organization of the Company [to become effective immediately before the Offering]
 +3.3     By-Laws of the Company
  3.4     Proposed form of Amended and Restated By-Laws of the Company
          [to become effective immediately before the Offering]
 +4.1     Specimen certificate for the Common Stock of the Company
  5.1     Opinion of Foley, Hoag & Eliot LLP
+10.1     1998 Incentive and Nonqualified Stock Option Plan
+10.2     1998 Employee Stock Purchase Plan
+10.3     Amended and Restated Loan Agreement dated as of November 18,
          1994 between the Company and The First National Bank of
          Boston, as amended
+10.4     Amended and Restated Security Agreement dated as of November
          18, 1994 between the Company and The First National Bank of
          Boston
+10.5     Revolving Credit Note of the Company dated as of November
          18, 1994 in the principal amount of $2,000,000 payable to
          The First National Bank of Boston
+10.6     Office Lease Agreement between the Company and John Hancock
          Mutual Life Insurance Company dated March 1, 1978, as
          amended
+10.7     Office Lease Agreement between the Company and Deutsche
          Immobilien Fonds Aktiengesellschaft dated March 6, 1997
+10.8     Form of Consulting Agreement with Outside Experts
 10.9     Stock Restriction Agreement between the Company and its
          pre-offering stockholders
+10.10    Form of Selling Stockholder's Irrevocable Power of Attorney
          (including proposed form of Custody Agreement)
 10.11    Form of Indemnity Agreement between the Company and the
          Selling Stockholders
+16.1     Letter of Parent, McLaughlin & Nangle Certified Public
          Accountants, Inc.
+21.1     Subsidiaries of the Company
 23.1     Consent of Ernst & Young LLP, Independent Auditors
 23.2     Consent of Foley, Hoag & Eliot LLP (included in Exhibit 5.1)
+24.1     Power of Attorney (contained on the signature page of this
          Registration Statement)
+27.1     Financial Data Schedule


---------------

+ Previously filed.


     (b) FINANCIAL STATEMENT SCHEDULES


     All schedules are omitted because they are not applicable or the required information is shown in the Company's Consolidated Financial Statements or Notes thereto.

     ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BOSTON, MASSACHUSETTS, ON THE 21ST DAY OF APRIL, 1998.


                                    CHARLES RIVER ASSOCIATES INCORPORATED

                                    By:      /s/ LAUREL E. MORRISON
                                        --------------------------------------
                                       Laurel E. Morrison
                                       Chief Financial Officer, Vice President,
                                       Finance and Administration, and Treasurer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


                  SIGNATURE                                   TITLE                        DATE
                  ---------                                   -----                        ----
                      *                        Chairman of the Board                 April 21, 1998
---------------------------------------------
             Franklin M. Fisher

                      *                        President, Chief Executive Officer    April 21, 1998
---------------------------------------------  and Director (principal executive
              James C. Burrows                 officer)

           /s/ LAUREL E. MORRISON              Chief Financial Officer, Vice         April 21, 1998
---------------------------------------------  President, Finance and
             Laurel E. Morrison                Administration, and Treasurer
                                               (principal financial and accounting
                                               officer)

                      *                        Vice President and Director           April 21, 1998
---------------------------------------------
              Firoze E. Katrak

                      *                        Vice President and Director           April 21, 1998
---------------------------------------------
             William B. Burnett

                      *                        Director                              April 21, 1998
---------------------------------------------
                 Carl Kaysen

                      *                        Director                              April 21, 1998
---------------------------------------------
             Rowland T. Moriarty

*By        /s/ LAUREL E. MORRISON
    ----------------------------------------
             Laurel E. Morrison,
             as Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
  1.1      Underwriting Agreement
 +3.1      Restated Articles of Organization of the Company
 +3.2      Proposed form of Amended and Restated Articles of
           Organization of the Company [to become effective immediately before the Offering]
 +3.3      By-Laws of the Company
  3.4      Proposed form of Amended and Restated By-Laws of the Company
           [to become effective immediately before the Offering]
 +4.1      Specimen certificate for the Common Stock of the Company
  5.1      Opinion of Foley, Hoag & Eliot LLP
+10.1      1998 Incentive and Nonqualified Stock Option Plan
+10.2      1998 Employee Stock Purchase Plan
+10.3      Amended and Restated Loan Agreement dated as of November 18,
           1994 between the Company and The First National Bank of
           Boston, as amended
+10.4      Amended and Restated Security Agreement dated as of November
           18, 1994 between the Company and The First National Bank of
           Boston
+10.5      Revolving Credit Note of the Company dated as of November
           18, 1994 in the principal amount of $2,000,000 payable to
           The First National Bank of Boston
+10.6      Office Lease Agreement between the Company and John Hancock
           Mutual Life Insurance Company dated March 1, 1978, as
           amended
+10.7      Office Lease Agreement between the Company and Deutsche
           Immobilien Fonds Aktiengesellschaft dated March 6, 1997
+10.8      Form of Consulting Agreement with Outside Experts
 10.9      Stock Restriction Agreement between the Company and its
           pre-offering stockholders
+10.10     Form of Selling Stockholder's Irrevocable Power of Attorney
           (including proposed form of custody agreement)
 10.11     Form of Indemnity Agreement between the Company and the
           Selling Stockholders
+16.1      Letter of Parent, McLaughlin & Nangle Certified Public
           Accountants, Inc.
+21.1      Subsidiaries of the Company
 23.1      Consent of Ernst & Young LLP, Independent Auditors
 23.2      Consent of Foley, Hoag & Eliot LLP (included in Exhibit 5.1)
+24.1      Power of Attorney (contained on the signature page of this
           Registration Statement)
+27.1      Financial Data Schedule


---------------


+ Previously filed.